2013 ANNUAL REPORT
TO SHAREHOLDERS

For The Fiscal Year Ended August 31, 2012

LETTER FROM THE PRESIDENT

Dear Shareholders:

2012 has seen the completion of  drilling at our Round Top project and the publication of a preliminary economic assessment (PEA) by Gustavson Associates of Lakewood Colorado. The principal value of this  PEA is the third-party resource estimate of 359,150 kt of combined measured and indicated plus another 674,675 kt inferred*, approximately 72% of which are the important heavy rare earth elements. However, senior directors and many shareholders believed that the company had emphasized such "downstream" elements  as close spaced development drilling and detailed economic analysis at the expense of  its primary objective of developing a metallurgical process to extract the rare metals from the host rock.  These concerns resulted in the resignation of four board members and the appointment of five new members and a change of management. New management is focusing on the development of as many options as possible to process this low grade resource. We have work in progress with Hazen Research Inc. at Golden, Colorado and we continue to engage Mountain States Research and Development at Tucson, Arizona. In addition we have contracted the research lab at the department of Geological Sciences at the University of Texas at El Paso to undertake detailed mineralogical and geochemical studies and we have engaged Lyntek Inc. of Lakewood, Colorado to review all of our research.

Applications Demand and Supply

The fundamental outlook for the rare earth metals remains unchanged. These elements are used in most sectors of the global economy today, including automotive, aerospace, computers, smart phones, energy, lighting, telecommunications and medicine.  Rare earths have become critical for many strategic military applications, and for the development of hybrid vehicles. According to the U.S. Department of Energy, demand for rare earths have increased nearly 60% since 2003, fueled by critical industrial requirements, and is projected to double in the next ten years. China is the principal source of the rare earth metals today and is and likely will remain the driving force in their technology. China is believed to have abundant resources of the light rare earth elements but is believed to have a finite resource of the heavy elements. They produce their heavy elements from a soil horizon that is developed by humid climate weathering of rocks containing trace amounts of  the metals.  As this resource is depleted, it is believed China will be forced to seek alternate sources of these heavy rare earth elements.

Although we are one among several companies developing resources of heavy rare earth elements, we believe our project enjoys a significant competitive advantage. It is located 85 miles east of El Paso, Texas, and is only a few miles from Interstate 10. It is adjacent to a large railroad ballast quarry that has extensive rail loading facilities. Commercial electric power is present and a natural gas pipeline is approximately 27 miles distant. Several potential water sources are present. We believe that being located in West Texas is a significant advantage because of the favorable pro-resource regulatory environment in Texas. The climate at Round Top is mild and presents no obstacles to year round, open air operations.

Although Round Top is a low grade deposit, we believe that because of  its location, tonnage, ease of surface mining, and anticipated favorable metallurgical processing methods, the project will be competitive in terms of production costs.  Because of its large size we believe that Round Top is destined to become the replacement for the South China clay deposits as they are depleted.

2013 Operations

Our plans for 2013 are to continue to focus on developing an efficient metallurgical process. In addition we intend to authorize revision of the PEA resource estimate to include the other elements known to be present in the Round Top host rock such as uranium, thorium, niobium, tantalum, tin and gallium. We believe that these elements could be a valuable co-product and will strive to integrate them into our process development.

Sincerely,

Daniel E. Gorski
President and Chief Executive Officer
December 28, 2012

* Represents measured resources of 127,353 kt, indicated resources of 231,797 kt and inferred resources of 674,675 kt. See Cautionary Note Regarding Mineral Estimates.

OUR MANAGEMENT TEAM

OFFICERS

Daniel Gorski
President, Chief Executive Officer
and Director
Mr. Gorski has severed as a director of the Company since March 2007 and as the Company’s chief executive officer from March 2007 until May 2011.  From May 2011 until January 2012 he served as chief operating officer.  Mr Gorski resumed the position of chief executive officer in July 2012.  Prior thereto, Mr. Gorski served as the Company’s president and chief executive officer from January 2007 to May 2011.  From July 2004 to January 2006, Mr. Gorski was the co-founder and vice president of operations for High Plains Uranium Inc., a uranium exploration and development company that went public on the Toronto Stock Exchange in December 2005.  Between June 1996 to May 2004, Mr. Gorski served as an officer and director of Metalline Mining Co., a publicly traded mining and development company with holdings in the Sierra Mojada Mining District, Coahuila, Mexico.  From January 1992 to June 1996, Mr. Gorski was the exploration geologist under contract to USMX Inc. and worked exclusively in Latin America.  Mr. Gorski earned a BS in 1960 from Sul Ross State College, in Alpine, Texas and an MA in 1970 from the University of Texas in Austin, Texas.  Mr. Gorski has forty-four years of experience in the mining industry.

Mike McDonald
Chief Financial Officer
Mr. McDonald has served as the Company’s vice president and director since January 2004, and as chief financial officer from January 2004 to November 2010 and again from January 1, 2013 to present.  From 1994 and to the present, Mr. McDonald has been involved with various oil and gas companies and related investments.  In 1980, he founded the oil and gas exploration company, Roseland Oil & Gas, Inc. and served as its president until 1987.  From 1975 to 1980, Mr. McDonald was employed with Exxon.  Mr. McDonald received his B.S. Degree in Geology in 1955 from Sul Ross University in Alpine, Texas.  Mr. McDonald’s extensive management experience led the Board to conclude that Mr. McDonald should serve as a member of the Board of Directors.

DIRECTORS

John Tumazos
Non-Executive Chairman of the Board of Directors
John Tumazos was born in Pittsburgh, Pennsylvania in 1956. He holds degrees from Carnegie-Mellon University. (B.S. Management Sciences & Economics and M.S. Industrial Administration). Mr. Tumazos’s business career includes positions as Senior Vice President, Oppenheimer & Co., Inc. (2/81 to 5/88), Vice President, Equity Research Department, specializing in metals securities, Donaldson, Lufkin & Jenrette (5/88 to 12/96) and Senior Vice President, Metals and Paper Analyst, Prudential Financial (7/01 to 6/07). Mr. Tumazos provided valuation testimony to the Federal Supreme Court of Canada in the largest property damages case in Canadian history in 1985, valuation in a large U.K. gold mine litigation, served the U.S. Department of Justice to enforce an antitrust divestiture in the steel industry, and has advised five other publicly traded companies in fairness opinions for mergers in the U.S. and Canada. In 2007, he formed his own company, John Tumazos Very Independent Research, LLC. He has specialized in the resource sector and has published approximately 20 research reports per month to over 50 customers totaling over 1,200 reports since July 2007. He has served as a financial advisor to seven emerging mining companies, including TRER. Mr. Tumazos was instrumental in TRER obtaining financing in 2011.

Anthony Marchese
Director
Mr. Marchese has served as a director since December 2009. Since June 2012 Mr. Marchese has served as a Managing Director of Capital Markets for TriPoint Global Equities LLC, a New York City based FINRA member broker/dealer.  Mr. Marchese also serves as the general partner and chief investment officer of the Insiders Trend Fund, LP, an investment partnership whose mandate is to invest in those public companies whose officers and/or directors have been active acquirers of their own stock. Mr. Marchese’s prior experience includes Axiom Capital Management, Inc., (Senior VP- May 2011 to May 2012), Monarch Capital Group, LLC (President and Chief Operating Officer – 2003 to 2011), Laidlaw Equities (senior vice president - April 1997 to March 2002), Southcoast Capital (senior vice president – May 1988 to April 1997), Oppenheimer & Co (limited partner – September 1982 to May 1988), Prudential-Bache (vice president – July 1981 to August 1982) and the General Motors Corporation (analyst – June 1980 to June 1981). Mr. Marchese served in the military with the Army Security Agency and the U.S. Army Intelligence and Security Command. Mr. Marchese received an MBA in Finance from the University of Chicago.

Cecil C. Wall
Director
Cecil C. Wall was born in Duchene County, Utah in 1931. Mr. Wall attended Carbon County College and Utah State University. In 1969, he acquired control of a publicly traded company, Altex Oil Co. (formerly known as Mountain Valley Uranium), listed on the American Stock Exchange. Under Mr. Wall’s leadership, Altex established a 20,000 acre position in what became the Greater Altamont Field at Altamont, Utah. Mr. Wall sold his interest in Altex in 1985. Mr. Wall was also part of the founding group for the 2007 reorganization of Standard Silver Corp. which became TRER. He sat on the TRER board of directors and served as the Secretary and Treasurer from January 2004 to April 2012. He is currently the manager for C-Wall Investment Company, LLC, a Utah Limited Liability Company. In addition, he is the president of several family-owned private companies, and he brings wide business experience and close relations with many of the original shareholders.

Because Mr. Wall served as TRER Secretary and Treasurer during the past three years, he would not be considered an independent board member in accordance with Part 8, Section 803A, of the NYSE MKT Company Guide on board independence if elected a member of the board pursuant to this Consent Solicitation.

Dr. Philip Goodell
Director
Dr. Philip C. Goodell was born in El Paso, Texas in 1943. Dr. Goodell holds a BS in solid state physics (Yale 1964), a MS in Geology (Harvard 1966) and a PhD in Geology (Harvard 1970). He is currently an associate Professor of Geology at The University of Texas at El Paso and has been in residence there since 1975. He has successfully sponsored 26 MS and 19 PhD candidates. In addition to his academic accomplishments, Dr. Goodell has wide experience in the mining industry and has consulted for St. Joe Minerals, Exxon Minerals, Chevron Minerals Corporation, Cameco Corp., MAG Silver Corp., and Energy Metals, Inc., among others. One of the theses sponsored by Dr Goodell, authored by W. M. Shannon, contained much of the basic research on the Round Top area that initially stimulated interest in the rare metals found there.

Dr. Nicholas Pingitore
Director
Dr. Nicholas Pingitore was born in New York City in 1944. Dr. Pingitore holds an AB degree from Columbia College (NYC, 1965) and a Masters (ScM) and PhD from Brown University (Providence RI, 1968 & 1973) in Geology. Since 1977, he has held a full-time faculty appointment at UTEP. In addition to being a Texas Licensed Geoscientist, Dr. Pingitore is a member of the American Chemical Society, Geochemical Society, American Association for the Advancement of Science, American Geophysical Union, Materials Research Society, Mineralogical Society of America, Society for American Archaeology, Society for Commercial Archaeology, American Rock Art Research Association, International Society for Reef Studies, Society of Economic Paleontologists and Mineralogists, and Society of the Sigma Xi. He has served for 25 years as Director of UTEP’s Electron Microprobe Laboratory, and he expects to use this instrument to study the Round Top minerals. The 2,500-foot-square geochemical laboratory that Dr. Pingitore also anticipates using to conduct research sponsored by TRER includes three x-ray fluorescence units, a high resolution inductively coupled plasma mass spectrometer, various optical microscopes, and sample preparation facilities. Since 2000, he has been project director of approximately $7,000,000 in research funding, and a co-investigator on another $10,000,000 in grants. He has established a record for successfully managing and completing large institutional projects on time and on budget. Dr. Pingitore considers Round Top to be a national treasure. He is ready to bring his wide geologic and chemical experience, his project skills, and his insight from decades of investment in the extractive industries, to help unlock the riches of this deposit.

Dr. James R. Wolfe
Director
Dr. Wolfe, 72, and the firm he co-founded in 1995, Pacific Materials Resources, Inc. (“PMR”), were among the pioneers of the China-U.S. rare earth industry and trade. As Vice President of PMR from 1995 to 2010, Dr. Wolfe interfaced between the major rare earth producers in China and a broad spectrum of rare earth consumers in the U.S. Prior to founding PMR, from 1992 to 1995, Dr. Wolfe was President of MPV Lanthanides, Inc., a rare earth joint venture between China Metallurgical Import/Export of Inner Mongolia and U.S. interests. From 1979 to 1995, Dr. Wolfe’s professional interests centered on resource recovery from industrial and mining wastes. He served as a consultant to the steel industry, co-founded Exmet Corporation (zinc from smelter dust) and served as Executive Vice President of Williams Strategic Metals, Inc. and its predecessor, Nedlog Technology Group, Inc. Dr. Wolfe developed and implemented projects for the recovery of cobalt from slags, indium from smelter dusts, and rare earths from mine tailings. In 1970, while he was employed by the Lawrence Livermore Laboratory, Dr. Wolfe invented and patented a plasma method for producing ultra-fine refractory metal carbides. He co-founded Cal-Met Industries, Inc. in 1973 to commercialize the plasma technology. Cal-Met was bought by Fansteel Corporation in 1975. Dr. Wolfe was employed by Fansteel from 1975 to 1979 to implement the plasma technology for the manufacture of drill bits and cutting tools. Dr. Wolfe was employed by the AVCO Corporation as a space research scientist from 1965 to 1968, while working for his doctorate. Dr. Wolfe received his BS and MS in Metallurgical Engineering from the University of Washington and his PhD from the University of Missouri-Rolla in 1968. He is currently the Secretary and Trustee of The Biella Foundation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The president’s letter contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Texas Rare Earth Resources expects or anticipates will or may occur in the future, including such things as the potential development of the Round Top rare earth project, estimates of mineralized material, the potential ratio of heavy to total rare earth minerals present at the Round Top project, possible low costs of production, advancement of exploration and resource definition, future mineralogical and metallurgical analysis, future baseline environmental studies, future geological modeling and test table construction, , market conditions for rare earth metals, including heavy rare earths, competitive advantages, potential ease of metallurgical processing methods, development of efficient metallurgical processess, inclusion of additional elements in the PEA and those elements potential as a valuable co-product, future production decisions and timing for anticipated production and other such similar matters are forward-looking statements. When used in this press release, the words “potential”, “indicate”, “expect”, “intend”, “hopes,” “believe,” “may,” “will,” “if, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Texas Rare Earth Resources to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, uncertainty of mineralized material estimates, risks relating to completing metallurgical testing at the Round Top project, risks related to project development determinations, risks related to fluctuations in the price of rare earth minerals, the inherently hazardous nature of mining related activities, potential effects on Texas Rare Earth Resource’s operations of environmental regulations, risks due to legal proceedings, risks related to uncertainty of being able to raise capital on favorable terms or at all, as well as those factors discussed under the heading “Risk Factors” in Texas Rare Earth Resource’s latest annual report on Form 10-K as filed on November 15, 2012 and other documents filed with the U.S. Securities and Exchange Commission. Although Texas Rare Earth Resources has attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Except as required by law, Texas Rare Earth Resources assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE REGARDING MINERAL ESTIMATES

The United States Securities and Exchange Commission (“SEC”) limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. The president’s letter uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument NI 43-101 (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosures an issuer makes of scientific and technical information concerning mineral projects. The president’s letter uses the terms “measured and indicated mineral resources” and “inferred mineral resources.” We advise U.S. investors that while these terms are recognized by Canadian regulations, the terms are not recognized under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Mineral resources in these categories have a great amount of uncertainty as to their economic and legal feasibility. “Inferred resources” have a great amount of uncertainty as to their existence and, under Canadian regulations, cannot form the basis of a pre-feasibility or feasibility study, except in limited circumstances. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit measures. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and government approvals must be filed with the appropriate governmental authority. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. U.S. investors are urged to consider closely the disclosure in our latest reports and registration statements filed with the SEC. You can review and obtain copies of these filings at http://www.sec.gov/edgar.shtml.

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission file number: 000-53482

TEXAS RARE EARTH RESOURCES CORP.
 (Exact Name of Registrant as Specified in its Charter)

Delaware	87-0294969
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

539 El Paso Avenue
Sierra Blanca, Texas	79851
(Address of Principal Executive Offices)	(Zip Code)

(915) 369-2133
(Registrant’s Telephone Number, including Area Code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:  None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:  Common Stock, par value $0.01

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d)
of the Act.  Yes ☐ No☒

Indicate by checkmark whether the registrant (1)  filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes  ☒  No  ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐         Accelerated Filer ☐              Non-Accelerated Filer ☐    Smaller Reporting Company   ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐ No☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter:    As of February 28, 2012 the aggregate market value of the registrant’s voting common stock held by non-affiliates of the registrant was $21,250,572 based upon the closing sale price of the common stock as reported by the OTCQX Premier.

The number of shares of the Registrant’s common stock outstanding as of November 1, 2012 was 36,550,009

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the 2012 Annual General Meeting of Shareholders are incorporated by reference to Part III of this Annual Report on Form 10-K.

PRELIMINARY NOTES

As used in this Annual Report on Form 10-K (“Annual Report”), references to “Texas Rare Earth”, “the Company,” “we,” “our,” or “us” mean Texas Rare Earth Resources Corp. and its predecessors, as the context requires.

GLOSSARY OF TERMS
Alteration	Any physical or chemical change in a rock or mineral subsequent to its formation.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
Concession	A grant of a tract of land made by a government or other controlling authority in return for stipulated services or a promise that the land will be used for a specific purpose.
Core	The long cylindrical piece of a rock, about an inch in diameter, brought to the surface by diamond drilling.
Diamond drilling
A drilling method in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion.  The drill cuts a core of rock, which is recovered in long cylindrical sections.

Drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.
Exploration	Work involved in searching for ore, usually by drilling or driving a drift.
Exploration expenditures	Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain mineral deposit reserves.
Grade	The average assay of a ton of ore, reflecting metal content.
Host rock	The rock surrounding an ore deposit.
Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.
Lode	A mineral deposit in solid rock.
Ore
The naturally occurring material from which a mineral or minerals of economic value can be extracted profitably or to satisfy social or political objectives. The term is generally but not always used to refer to metalliferous material, and is often modified by the names of the valuable constituent; e.g., iron ore.

Ore body	A continuous, well-defined mass of material of sufficient ore content to make extraction economically feasible.
Mine development	The work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.
Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition, and if formed under favorable conditions, a definite crystal forms.
Mineralization	The presence of minerals in a specific area or geological formation.

Mineral reserve
That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  Reserves are customarily stated in terms of “Ore” when dealing with metalliferous minerals.

Probable (Indicated) reserves
Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Prospect Proven (Measured) reserves
A mining property, the value of which has not been determined by exploration.

Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Tonne	A metric ton which is equivalent to 2,200 pounds.
Trend	A general term for the direction or bearing of the outcrop of a geological feature of any dimension, such as a layer, vein, ore body, or fold.
Unpatented mining claim
A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode-mining claim is granted certain rights including the right to explore and mine such claim.

Vein	A mineralized zone having a more or less regular development in length, width, and depth, which clearly separates it from neighboring rock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements in this prospectus include, but are not limited to:

•	the progress, potential and uncertainties of our 2012-2013 rare-earth exploration program at our Round Top Project (the “Round Top Project”);
•	the success of getting the necessary permits for future drill programs and future project exploration;
•	expectations regarding the ability to raise capital and to continue our exploration plans on its properties; and
•	plans regarding anticipated expenditures at the Round Top Project.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks associated with our history of losses and need for additional financing;
•	risks associated with our limited operating history;
•	risks associated with our properties all being in the exploration stage;
•	risks associated with our lack of history in producing metals from our properties;
•	risks associated with a shortage of equipment and supplies;
•	risks associated with our need for additional financing to develop a producing mine, if warranted;
•	risks associated with our exploration activities not being commercially successful;
•	risks associated with ownership of surface rights at our Round Top Project;
•	risks associated with increased costs affecting our financial condition;
•	risks associated with a shortage of equipment and supplies adversely affecting our ability to operate;
•	risks associated with mining and mineral exploration being inherently dangerous;
•	risks associated with mineralization estimates;
•	risks associated with changes in mineralization estimates affecting the economic viability of our properties;
•	risks associated with uninsured risks;
•	risks associated with mineral operations being subject to market forces beyond our control;
•	risks associated with fluctuations in commodity prices;
•	risks associated with permitting, licenses and approval processes;
•	risks associated with the governmental and environmental regulations;
•	risks associated with future legislation regarding the mining industry and climate change;
•	risks associated with potential environmental lawsuits;
•	risks associated with our land reclamation requirements;
•	risks associated with rare earth and beryllium mining presenting potential health risks;
•	risks related to title in our properties
•	risks related to competition in the mining and rare earth elements industries;
•	risks related to economic conditions;
•	risks related to our ability to manage growth;
•	risks related to the potential difficulty of attracting and retaining qualified personnel;
•	risks related to our dependence on key personnel;
•	risks related to our United States Securities and Exchange Commission (the “SEC”) filing history; and
•	risks related to our securities.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as required by law, we disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all the forward-looking statements contained in this Annual Report by the foregoing cautionary statements.

PART I
 ITEM 1.  BUSINESS

Corporate Organization and History

We were incorporated in the State of Nevada in 1970 as Standard Silver Corporation.  In July 2004, our Articles of Incorporation were amended and restated to increase the number of shares of common stock to 25,000,000, and in March 2007, we effected a 1 for 2 reverse stock split.  In September 2008,  we amended and restated our Articles of Incorporation to:  (i) increase of the number of shares of common stock from 25,000,000 to 100,000,000; and to (ii) authorize an additional 10,000,000 shares of preferred stock, to be issued at management’s discretion.  In September 2010, we amended our Amended and Restated Articles of Incorporation to change our name from Standard Silver Corporation to Texas Rare Earth Resources Corp.

On August 24, 2012, we changed our state of incorporation from the State of Nevada to the State of Delaware (the “Reincorporation”) pursuant to a plan of conversion dated August 24, 2012.   The Reincorporation was previously submitted to a vote of, and approved by, our stockholders at a special meeting of the stockholders held on April 25, 2012.

Our common stock is traded on the OTCQX U.S. operated by OTC Markets Group Inc. under the symbol “TRER.”  The market for our common stock on the OTCQX U.S. is extremely limited, sporadic and highly volatile.

Our fiscal year-end is August 31.

Narrative Description of Business

We are a mining company engaged in the business of the acquisition, exploration and development of mineral properties.  We currently hold two nineteen year leases, executed in September 2011 and November 2011 respectively, to explore and develop a 950 acre rare earths project located in Hudspeth County, Texas known as the Round Top Project.  We are also prospecting permits covering 9,345 acres adjacent to the Round Top Project.  We also own unpatented mining claims in New Mexico.  Our principal focus is on developing a metallurgical process to concentrate or otherwise extract the metals from the Round Top rhyolite, although we will continue to examine other opportunities in the region as they develop. We currently have limited operations and have not established that any of our projects or properties contain any proven or probable reserves under SEC Industry Guide 7 (“Guide 7”).

On November 8, 2011, we announced that our supplementary operating plan to expand exploration activities at our Round Top Project had been approved by the Texas General Land Office (GLO); the expanded development and exploration drill plan called for an additional 40 drill holes and 4 diamond core holes for an estimated planned drilled footage of 20,000 feet. The program included 4,000 feet of Core drilling to establish a high level of confidence in the resource, provide physical engineering data and additional metallurgical sample.

On March 20, 2012, we submitted for approval an updated plan of operations.  The updated plan of operations consisted of the reclassification of the drilling program through the Feasibility Study into three phases.  Phase 1 consists of 25 drill locations, phase 2 consists of 41 drill locations and phase 3 consists of 27 drill locations all located on the Round Top Project.   The plan of operations also included two locations for 100 ton bulk sample collection for additional metallurgical tests. We have suspended this phase of physical exploration and development at the Round Top Project pending development of a metallurgical process to extract the potentially marketable metals.

In addition to the Round Top Project, we also own title to 12 unpatented mining claims, the Macho group, comprising 240 acres covering the Old Dude Mine, located in Sierra County, New Mexico. The Old Dude Mine has a production history of silver, lead, zinc and gold dating from the 1890s.  We also own  another 18 unpatented mining claims and fractional claims, the HA group, comprising 274 acres  covering an andesite hosted vein system similar to and 10 miles to the southwest of the Macho District. These claims surround another historic producer, the Graphic Mine. The geologic setting at the HA property is the same as the Macho. We do not intend to schedule any physical exploration such as drilling or geophysics at these properties but will actively seek joint development or sale of them.

On June 22, 2012, we filed our Preliminary Economic Assessment for our Round Top Project, entitled “NI 43-101 Preliminary Economic Assessment Round Top Project, Sierra Blanca, Texas,” dated June 22, 2012, effective as of May 15, 2012 (the “Report”), with securities regulatory authorities in Canada. On June 26, 2012, the Report was furnished to, not filed with, the SEC on a current report on Form 8-K to satisfy our “public disclosure” obligations under Regulation FD of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Cautionary Note to Investors: The mineral estimates in the Preliminary Economic Assessment have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws of the United States. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.  Accordingly, information in the Preliminary Economic Assessment contains descriptions of our mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Our Round Top Project as described in the Preliminary Economic Assessment currently does not contain any known proven or probable ore reserves under SEC Industry Guide 7 reporting standards.  U.S. investors are urged to consider closely the disclosure in the Registrant’s latest reports and registration statements filed with the SEC. You can review and obtain copies of these filings at http://www.sec.gov/edgar.shtml.

U.S. Investors are cautioned not to assume that any defined resources in these categories will ever be converted into SEC Guide 7 compliant reserves.

On October 3, 2012, our management released updated economic projections related to various revisions to the proposed mine plan presented in the Preliminary Economic Assessment.

Current and Planned Exploration Activities

In April 2011, the Texas General Land Office approved our operation plan for the Round Top Project. The plan calls for the completion of approximately 50 drill holes totaling at least 12,000 feet of reverse circulation drilling.  We began exploratory drilling on the 50 drill whole sites in July 2011.  We expect the drill program to span the next three to six months while concurrent testing activities will be ongoing.

On November 8, 2011, we announced that our supplementary operating plan to expand exploration activities at our Round Top Project had been approved by the Texas General Land Office (GLO); the expanded development and exploration drill plan now calls for an additional 40 drill holes and 4 diamond core holes for an estimated planned drilled footage of 20,000 feet. The program included 4,000 feet of Core drilling to establish a high level of confidence in the resource, to provide physical engineering data and to provide an additional metallurgical sample.

On March 20, 2012, we submitted for approval an updated plan of operations.  The updated plan of operations consisted of the reclassification of the drilling program through the Feasibility Study into three phases.  Phase 1 consists of 25 drill locations, phase 2 consists of 41 drill locations and phase 3 consists of 27 drill locations all located on the Round Top Project.   The plan of operations also included two locations for 100 ton bulk sample collection for additional metallurgical tests.

Drilling on the Round Top Project was planned to twin certain of the historic drill holes, infill drill between existing holes and step out drill beyond the known area to better define the margins of the deposit. Coverage is planned to be adequate to begin block modeling of the deposit. A geologic model of the Round Top Project was developed by TRER and Gustavson as of March 20, 2012 and provided the basis for the PEA that was issued in Q2 2012. We have designated the sites for several holes on the adjacent Little Round Top Mountain, and several additional holes are planned to test the deeper potential. This drilling was expected to produce at least 150 tonnes of sample, all of which were to be stored and used for metallurgical testing.

We have suspended this phase of physical exploration and development at the Round Top Project pending development of a metallurgical process to extract the potentially marketable metals.

As announced on October 3, 2012, we intend to engage our independent experts to prepare twin updated studies on the project, including refinements to the Preliminary Economic Assessment 80,000 tonnes per day mine plan and a smaller “enhanced vat acid leach” at a staged ramp-up from 10,000 tonnes per day. While such a “twin study” may be presented as one document, it may include many dozens of refinements, new ideas, empirical tests or scientific experiments as we expect to challenge and retest many more items than the eleven changes discussed earlier to the 80,000 tonne per day economic model that we call a “first pass.” We estimate our independent experts will require a similar time frame to prepare an updated study of up to one year.

Trends – Rare-Earth Market

Rare earth elements (or “REEs”) are a group of chemically similar elements that usually are found together in nature; they are referred to as the “lanthanide series.” These individual elements have a variety of characteristics that are important in a wide range of technologies, products, and applications and are critical inputs in existing and emerging applications including: computer hard drives, cell phones, clean energy technologies, such as hybrid and electric vehicles and wind power turbines; multiple high-tech uses, including fiber optics, lasers and hard disk drives; numerous defense applications, such as guidance and control systems and global positioning systems; and advanced water treatment technology for use in industrial, military and outdoor recreation applications. As a result, global demand for REE is projected to steadily increase due to continuing growth in existing applications and increased innovation and development of new end uses.  Interest in developing resources domestically has become a strategic necessity as there is limited production of these elements outside of China.  Our ability to raise additional funds in order to complete our plan of development at the Round Top Project may be impacted by future prices for REEs.

Sources and Availability of Raw Materials

We are currently in the exploration stage and as such we do not require any significant raw materials in order to carry out our primary operating activities. Our primary operating objective is to explore and develop the Round Top Project. For at least the next year, we expect to continue to require the use of contract drilling services in order to obtain additional geological information. In the past year we have been able to secure contract drilling services without excessive delay and costs. We except the contract drilling services will continue to be available over the next year.

The raw materials that our current operations rely on are gasoline and diesel fuel for the exploration vehicles and for the heavy equipment required to build roads and conduct drilling operations. Water is provided per service contract by Eagle Mountain Gang which is used for the drilling operations.

Seasonality

Seasonality in the State of Texas is not a material factor to our operations for our project.

Competition

The mining industry is highly competitive.  We will be competing with numerous companies, substantially all with greater financial resources available to them.  We therefore will be at a significant disadvantage in the course of acquiring mining properties and obtaining materials, supplies, labor, and equipment.  Additionally, we are and will continue to be an insignificant participant in the business of exploration and mineral property development.  A large number of established and well-financed companies are active in the mining industry and will have an advantage over us if they are competing for the same properties.  Nearly all such entities have greater financial resources, technical expertise and managerial capabilities than ourselves and, consequently, we will be at a competitive disadvantage in identifying possible mining properties and procuring the same.

China accounts for the vast majority of rare earth element production.  While rare earth element projects exist outside of China, very few are in actual production. Further, given the timeline for current exploration projects to come into production, if at all, it is likely that the Chinese will be able to dominate the market for rare earth elements into the future.  This gives the Chinese a competitive advantage in controlling the supply of rare earth elements and engaging in competitive price reductions to discourage competition.  Any increase in the amount of rare earth elements exported from other nations, and increased competition, may result in price reductions, reduced margins and loss of potential market share, any of which could materially adversely affect our profitability. As a result of these factors, we may not be able to compete effectively against current and future competitors.

Government Approvals

The exploration, drilling and mining industries operate in a legal environment that requires permits to conduct virtually all operations.  Thus permits are required by local, state and federal government agencies.   Local authorities, usually counties, also have control over mining activity.  The various permits address such issues as prospecting, development, production, labor standards, taxes, occupational health and safety, toxic substances, air quality, water use, water discharge, water quality, noise, dust, wildlife impacts, as well as other environmental and socioeconomic issues.

Prior to receiving the necessary permits to explore or mine, the operator must comply with all regulatory requirements imposed by all governmental authorities having jurisdiction over the project area.  Very often, in order to obtain the requisite permits, the operator must have its land reclamation, restoration or replacement plans pre-approved. Specifically, the operator must present its plan as to how it intends to restore or replace the affected area. Often all or any of these requirements can cause delays or involve costly studies or alterations of the proposed activity or time frame of operations, in order to mitigate impacts.  All of these factors make it more difficult and costly to operate and have a negative and sometimes fatal impact on the viability of the exploration or mining operation. Finally, it is possible that future changes in these laws or regulations could have a significant impact on our business, causing those activities to be economically reevaluated at that time.

Effect of Existing or Probable Government and Environmental Regulations

Mineral exploration, including mining operations are subject to governmental regulation. Our operations may be affected in varying degrees by government regulation such as restrictions on production, price controls, tax increases, expropriation of property, environmental and pollution controls or changes in conditions under which minerals may be marketed. An excess supply of certain minerals may exist from time to time due to lack of markets, restrictions on exports, and numerous factors beyond our control. These factors include market fluctuations and government regulations relating to prices, taxes, royalties, allowable production and importing and exporting minerals. The effect of these factors cannot be accurately determined, and we are not aware of any probable government regulations that would impact the Company.  This section is intended as a brief overview of the laws and regulations described herein and is not intended to be a comprehensive treatment of the subject matter.

Overview.  Like all other mining companies doing business in the United States, we are subject to a variety of federal, state and local statutes, rules and regulations designed to protect the quality of the air and water, and threatened or endangered species, in the vicinity of its operations. These include “permitting” or pre-operating approval requirements designed to ensure the environmental integrity of a proposed mining facility, operating requirements designed to mitigate the effects of discharges into the environment during exploration, mining operations, and reclamation or post-operation requirements designed to remediate the lands affected by a mining facility once commercial mining operations have ceased.

Federal legislation in the United States and implementing regulations adopted and administered by the Environmental Protection Agency, the Forest Service, the Bureau of Land Management, the Fish and Wildlife Service, the Army Corps of Engineers and other agencies—in particular, legislation such as the federal Clean Water Act, the Clean Air Act, the National Environmental Policy Act, the Endangered Species Act, the National Forest Management Act, the Wilderness Act, and the Comprehensive Environmental Response, Compensation and Liability Act—have a direct bearing on domestic mining operations. These federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations.

The Clean Water Act.  The federal Clean Water Act is the principal federal environmental protection law regulating mining operations in the United States as it pertains to water quality.

At the state level, water quality is regulated by the Environment Department, Water and Waste Management Division under the Water Quality Act (state). If our exploration or any future development activities might affect a ground water aquifer, it will have to apply for a Ground Water Discharge Permit from the Ground Water Quality Bureau in compliance with the Groundwater Regulations. If exploration affects surface water, then compliance with the Surface Water Regulations is required.

The Clean Air Act.  The federal Clean Air Act establishes ambient air quality standards, limits the discharges of new sources and hazardous air pollutants and establishes a federal air quality permitting program for such discharges. Hazardous materials are defined in the federal Clean Air Act and enabling regulations adopted under the federal Clean Air Act to include various metals. The federal Clean Air Act also imposes limitations on the level of particulate matter generated from mining operations.

National Environmental Policy Act (NEPA).  NEPA requires all governmental agencies to consider the impact on the human environment of major federal actions as therein defined.

Endangered Species Act (ESA).  The ESA requires federal agencies to ensure that any action authorized, funded or carried out by such agency is not likely to jeopardize the continued existence of any endangered or threatened species or result in the destruction or adverse modification of their critical habitat. In order to facilitate the conservation of imperiled species, the ESA establishes an interagency consultation process. When a federal agency proposes an action that “may affect” a listed species, it must consult with the USFWS and must prepare a “biological assessment” of the effects of a major construction activity if the USFWS advises that a threatened species may be present in the area of the activity.

National Forest Management Act.  The National Forest Management Act, as implemented through title 36 of the Code of Federal Regulations, provides a planning framework for lands and resource management of the National Forests. The planning framework seeks to manage the National Forest System resources in a combination that best serves the public interest without impairment of the productivity of the land, consistent with the Multiple Use Sustained Yield Act of 1960.

Wilderness Act.  The Wilderness Act of 1964 created a National Wilderness Preservation System composed of federally owned areas designated by Congress as “wilderness areas” to be preserved for future use and enjoyment.

The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).  CERCLA imposes clean-up and reclamation responsibilities with respect to discharges into the environment, and establishes significant criminal and civil penalties against those persons who are primarily responsible for such discharges.

The Resource Conservation and Recovery Act (RCRA).  RCRA was designed and implemented to regulate the disposal of solid and hazardous wastes. It restricts solid waste disposal practices and the management, reuse or recovery of solid wastes and imposes substantial additional requirements on the subcategory of solid wastes that are determined to be hazardous. Like the Clean Water Act, RCRA provides for citizens’ suits to enforce the provisions of the law.

National Historic Preservation Act.  The National Historic Preservation Act was designed and implemented to protect historic and cultural properties. Compliance with the Act is necessary where federal properties or federal actions are undertaken, such as mineral exploration on federal land, which may impact historic or traditional cultural properties, including native or Indian cultural sites.

In the fiscal year ended August 31, 2012, we incurred minimal costs in complying with environmental laws and regulations in relation to our operating activities.  Costs in the fiscal year ended August 31, 2013 will be substantially similar, but slightly lower due to our anticipated decreased drilling activities at our Round Top Project.

Employees

Including our executive officers, we currently have three employees.  We also retain qualified technical contractors through a third party administrator and utilize the services of qualified consultants with geological and mineralogical expertise.

Recent Corporate Developments

On October 27, 2011, we announced favorable results of our Phase I metallurgical testing and characterization that reconfirmed that the rare earth minerals are finely disseminated throughout the rhyolite host rock at our Round Top Project.

On November 8, 2011, we announced that our supplementary operating plan to expand exploration activities at our Round Top Project had been approved by the Texas General Land Office (GLO); the expanded development and exploration drill plan now calls for an additional 40 drill holes and 4 diamond core holes for an estimated planned drilled footage of 20,000 feet.

On November 10, 2011, we announced that Gustavson Associates, LLC, a subsidiary of Walsh Environmental Scientists and Engineers and its parent company, Ecology and Environment, Inc. (NASDAQ: EEI) had been contracted to perform the scoping study at the Round Top Project.

On December 31, 2011, Daniel Gorski retired as Chief Operating Officer of the Company.

On February 1, 2012, we entered into a Director Appointment Agreement, effective January 25, 2012 , with Highline Capital Partners, L.P. and several of its affiliates pursuant to which we granted Highline Capital the right to instruct our board of directors to appoint one nominee to our board of directors during the term of the agreement.  That agreement has now expired pursuant to its terms without Highline exercising its right to appoint a director.

On February 12, 2012, our common stock began trading on the OTCQX U.S. Premier, the most prestigious tier of the over-the-counter marketplace for broker-dealers operated by OTC Markets Group Inc., under the symbol “TRER”.

On February 15, 2012, our stockholders approved an increase to the number of shares of common stock available under our Amended and Restated 2008 Stock Option Plan.

On March 29, 2012, we entered into an amended 19 year mining lease agreement (M-11317) with the GLO, thereby removing Restrictions on Development with the exception of No Hunting.

On May 16, 2012, we received a notice from OTC Markets, Inc. regarding its determination that the bid price of our shares of common stock, as quoted on the OTCQX U.S. Premier, has closed below $1.00 for more than 30 consecutive trading days and no longer met the Standards for Continued Qualification for the OTCQX U.S. Premier tier. Pursuant to Section 3.2(c) of the OTCQX Rules for U.S. Companies, we had a 180 calendar day grace period to regain compliance. Compliance can be regained by having the minimum bid price of our shares of common stock at the close of business be at least $1.00 for ten consecutive trading days.  As of November 8, 2012, we had not regained compliance and as a result the quotations for our shares of common stock moved from the OTCQX U.S. Premier to the OTCQX U.S. for continued quotation.

On June 12, 2012, three of our shareholders filed a Schedule 13D with the SEC to act together to explore their options concerning proposing and voting as a group on candidates for our board of directors, including potentially for the purpose of changing control of the Company.

On June 12, 2012, we announced that since March of 2012, the Corporate Governance and Nominating Committee (the “Committee”) of our board of directors (the “Board”), which is composed entirely of independent directors, with the assistance of independent special counsel to the Committee, has been conducting an internal review and investigation of certain matters of corporate governance and compliance with federal securities laws (the “Internal Review”). As a result of the recent report of the independent counsel on such counsel’s findings of the Internal Review and a further review of the recommendations of independent counsel by the Committee and the Board, at the direction of the Board, the Company contacted the SEC on June 8, 2012, to report our findings.

On June 13, 2012, we announced that effective June 7, 2012, Mr. Anthony Marchese had stepped down as our non-executive Chairman of the Board, and that effective June 8, 2012, the Board has appointed Mr. James Graham, an independent director of the board of directors, as interim non-executive Chairman of the Board, to run our board of directors operations while the board of directors searches for a permanent non-executive Chairman of the Board. On June 15, 2012, we issued a press release regarding the results of our Preliminary Economic Assessment.

On June 22, 2012, we filed our Preliminary Economic Assessment for our Round Top Project, entitled “NI 43-101 Preliminary Economic Assessment Round Top Project, Sierra Blanca, Texas,” dated June 22, 2012, effective as of May 15, 2012 (the “Report”), with securities regulatory authorities in Canada. On June 26, 2012, the Report was furnished to, not filed with, the SEC on a current report on Form 8-K to satisfy our “public disclosure” obligations under Regulation FD of the Exchange Act.

On July 5, 2012, the three shareholders who had filed a Schedule 13D on June 12, 2012 ( “Gorski Group”), filed a preliminary Schedule 14A with the SEC, regarding the solicitation of consents to four separate proposals to the shareholders: (i) to repeal any provision of our bylaws in effect on that date the proposal was adopted and that was not in the Amended and Restated Bylaws of Standard Silver Corporation (now known as Texas Rare Earth Resource Corporation) that became effective by written consent of the board of directors on September 8, 2008; (ii) to remove without cause the following directorships of: James Graham; Graham Karklin; Gregory Martin; and Marc LeVier; (iii) to amend section 4.06 of the Amended and Restated Bylaws to provide that any vacancies on the Board resulting from the removal of directors by the shareholders of the Company pursuant to the solicited consents be filled exclusively by the shareholders of the Company; and (iv) elect Dr. Philip Goodell, Dr. Nicholas Pingitore, John Tumazos, Cecil C. Wall and Dr. James R. Wolfe to serve as directors of the Company.

The Gorski Group stated that its reasons for seeking control of the Company included: (i) dissatisfaction with the progress on developing cost-effective metallurgical extraction process for our Round Top Project; (ii) the focus of current management on a mine project that would cost in excess of $2 billion ($3 billion life of mine capital costs) and would take six years to bring to production rather than focusing on a smaller mining project and advanced metallurgical testing; (iii) denying our directors access to technical data; (iv) declining market performance due to management’s failure to properly prioritize the work on the Round Top Project; (v) the failure of the Board to take action after Mr. Marc LeVier received only 31.2% of shareholder votes in his favor at the February 15, 2012 Annual General Meeting of Shareholders; and (vi) concern in relation to control of overhead costs.

As a result, on July 18, 2012, James Graham, Graham Karklin and Gregory Martin resigned from the Board.  In addition, on July 24, 2012, Marc LeVier resigned from the Board and Marc LeVier resigned as Chief Executive Officer.  The resigning directors disagreed with the assessment of the Gorski Group made in our current report on Form 8-K dated June 12, 2012.  In addition, the resigning directors also disagreed with the Gorski Group’s statements regarding the proper course of the Company as detailed in the preliminary Schedule 14A filed by the Gorski Group on July 5, 2012.

Pursuant to the terms of their resignation, Messrs. Graham, Karklin and Martin retained their options in the Company and entered into resignation and release agreements which contain mutual releases of claims between the Company and the directors.

On July 24, 2012, we entered into a Separation Agreement and Release (“Separation Agreement”) with Mr. Marc LeVier regarding his voluntary resignation from the Board and as our Chief Executive Officer.  Pursuant to the terms of the Separation Agreement, we agreed to pay Mr. LeVier the following consideration: (i) Mr. LeVier’s base salary through to the date of the Separation Agreement; (ii) a lump sum payment of $225,000 as a separation payment; and (iii) an additional amount of four weeks base salary, reflecting accrued but unpaid vacation pay.  Pursuant to the Separation Agreement, Mr. LeVier surrendered all of his 2,500,000 stock options. The Separation Agreement also contains a mutual waiver and release of claims and a mutual non-disparagement agreement.

On July 30, 2012, Mr. Cecil C. Wall, Dr. Philip Goodell, Dr. Nicholas Pingitore, and Mr. James R. Wolfe were appointed to serve as  directors.  On  August 2, 2012, Mr. John Tumazos was appointed to serve as a director.  Mr. Tumazos was also appointed as non-executive Chairman of the Board.  We and Mr. Gorski have not entered into a formal written employment agreement in relation to Mr. Gorski’s compensation and employment terms as Chief Executive Officer.

In relation to Mr. Tumazos’ appointment as a director, we granted Mr. Tumazos two five-year options, each vesting 1/36 at the end of each month over a 36 month period, to purchase: (i) 1,000,000 of our shares of common, at an exercise price of $0.50 per share; and (ii) 900,000 of our shares of common stock, at an exercise price of $1.00 per share.

On July 30, 2012, Mr. Daniel Gorski was appointed to serve as our Chief Executive Officer.  Mr. Gorski was previously our Interim Chief Executive Officer.   On August 16, 2012, we agreed to pay compensation to Mr. Gorski, in the amount of $120,000 annually.

On August 24, 2012, we changed our state of incorporation from the State of Nevada to the State of Delaware (the “Reincorporation”) pursuant to a plan of conversion dated August 24, 2012.   The Reincorporation was previously submitted to a vote of, and approved by, our stockholders at a special meeting of the stockholders held on April 25, 2012.

On August 24, 2012, we and Mr. Garcia mutually agreed upon the resignation of Mr. Garcia as our Senior Vice President of Project Development and Engineering effective August 31, 2012.  In connection with Mr. Garcia’s resignation we entered into a Confidential Severance, Waiver and Release Agreement with Mr. Garcia, dated September 14, 2012, to be retroactive effective August 31, 2012, whereby in exchange for a full general release and waiver of any obligations owed by us to Mr. Garcia,  Mr. Garcia is entitled to receive:  (i) continuation of his current salary of $200,000, as of the time of termination, for a period of twelve months (minus applicable withholding), paid through our payroll practices; and (ii) continuation of health benefits through our payment of his COBRA premiums, if elected within the time period required by law, during the period from September 1, 2012 through February 28, 2013 (or such shorter period as Mr. Garcia is entitled to COBRA continuation coverage under the terms our insurance policies or plans).

In August 2012, we entered into a non-binding letter of intent with the Texas General Land Office to negotiate agreements for the following:

•	potential ground water supply on GLO land in Red Light Draw;
•	associated easements for the project;
•	additional leasing of land as maybe reasonably necessary for the development of leased minerals; and
•	use of an existing railroad spur.

On October 3, 2012, we announced a potential dividend of our Texas gold and silver properties.  We own two potentially higher grade properties. These include the beryllium-uranium “contact zone” at the base of Round Top mountain for which Cyprus Minerals prepared a historic feasibility study in 1988 posted on our web site, which is not complaint with Canadian NI 43-101standards or SEC Guide 7 standards. It contains a usable decline built to facilitate a bulk metallurgical sample, which has in place all the services necessary to resume work. We intend to contemplate the possibility of selling sell this project within our company to:  (i) utilize existing tax losses; and (ii) retain cash to develop gold and silver properties. We also own the “Macho” silver-lead-zinc property in New Mexico, which was our principal asset prior to the acquisition of the Round Top deposit. A one kilometer host structure contains galena veins, and historic shafts to 100, 300 and 525 feet from prior operations before the Second World War were filled. Management believes Macho is an exploration stage project.   There may be other opportunities to obtain small deposits suitable for 100 tonne per day mines, low cap ex, and simpler permitting that can earn favorable returns at recent gold and silver prices.  Any potential dividend of these assets to shareholders is subject to final board approval after consideration of the requirements of Delaware law for approval of dividends, completing necessary accounting and tax reviews and obtaining all necessary regulatory approvals.

Closure of Colorado Office and Reduction Of Expenses

We do not believe we can attract investor financing to maintain a large corporate staff during a lengthy pre-revenue period where most metallurgical, design, feasibility study, engineering and permitting activities will be led by outside consultants.

Further, our management policy is to shorten lines of communication, improve oversight and reduce travel expenses by moving our corporate headquarters to Sierra Blanca, Texas. Two of our directors are faculty at the University of Texas at El Paso, where we have in the past employed geology students to staff the drilling program. We expect our streamlined organization will be more effective.

Effective August 31, 2012, our offices at 304 Inverness Way South, Suite 365, Englewood, CO are to be phased out. Our Sierra Blanca, Texas office at 539 El Paso Street, Sierra Blanca, TX 79851 will become our official address and our principal operational office where Jamie May will continue as office manager. Our principal daytime contact number will be (915) 369- 2133. The El Paso warehouse located at 11459 Pellicano Dr., El Paso, Texas will also be phased out. We anticipate moving our accounting functions to our former office in Tyler, Texas under the supervision of our largest current shareholder and former CFO, G. W. McDonald. Our primary investor contacts are our chairman, John Tumazos at (732) 444-1083, and our President and CEO, Dan Gorski at (361) 790-5831.

The current management is shareholder-centric, and receives either no cash compensation or much less than previous management. We look to the share price to rise as the principal mechanism for wealth creation. We will require definitive scientific documentation, rigorous economic studies, consideration of a wide range of alternatives and meticulous oversight of any cash outlays of shareholder funds.

ITEM 1A. RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risk Related to Our Business

We have a history of losses and will require additional financing to fund exploration and, if warranted, development and production of our properties.  Failure to obtain additional financing could have a material adverse affect on our financial condition and results of operation and could cast uncertainty on our ability to continue as a going concern.

We had no revenues during the fiscal year ended August 31, 2012.  For the fiscal year ended August 31, 2012, our net loss was approximately $14,375,000. Our accumulated deficit at August 31, 2012 was approximately $22,817,000. At August 31, 2012, our cash position was approximately $6,518,000 and our working capital was approximately $6,114,000.  We have not commenced commercial production on any of our mineral properties. We have no revenues from operations and anticipate we will have no operating revenues until we place one or more of our properties into production. All of our properties are in the exploration stage.

We will need to raise additional funding to implement our business strategy.  Our management believes that based on our current working capital, we will be able to continue operations through the end of calendar year 2014 without raising additional capital.  During our fiscal year ending August 31, 2013, we plan to spend approximately $1,500,000 for metallurgical testing and flow sheet development, additional geologic and resource modeling and compliance costs associated with state governmental agencies and appropriate staff and consulting expenses.  The timing of these expenditures is dependent upon a number of factors, including the availability of drilling contractors. We estimate that general and administrative expenses during fiscal year ending August 31, 2013 will be approximately $1,900,000 to include payroll, investor relations, professional services, travel, and other expenses necessary to conduct our operations. We have reduced our staff, closed the Denver office and plan to reduce all other costs possible in order to accomplish our objectives without the necessity of raising additional capital.

We currently do not have sufficient funds to fully complete exploration and development work on any of our properties, which means that we will be required to raise additional capital, enter into joint venture relationships or find alternative means to finance placing one or more of our properties into commercial production, if warranted. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration and development or production on one or more of our properties and any properties we may acquire in the future or even a loss of property interests. This includes our leases over claims covering the principal deposits on our properties, which may expire unless we expend minimum levels of expenditures over the terms of such leases. We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to us. Our ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as our business performance.

The most likely source of future financing presently available to us is through the sale of our securities. Any sale of common shares will result in dilution of equity ownership to existing shareholders. This means that if we sell common shares, more common shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.  Alternatively, we may rely on debt financing and assume debt obligations that require us to make substantial interest and capital payments.  Also, we may issue or grant warrants or options in the future pursuant to which additional common shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to our existing shareholders.

We have a limited operating history on which to base an evaluation of our business and properties.
Any investment in the Company should be considered a high-risk investment because investors will be placing funds at risk in an early stage business with unforeseen costs, expenses, competition, a history of operating losses and other problems to which start-up ventures are often subject. Investors should not invest in the Company unless they can afford to lose their entire investment.  Your investment must be considered in light of the risks, expenses, and difficulties encountered in establishing a new business in a highly competitive and mature industry.  Our operating history has been restricted to the acquisition and sampling of our Round Top Project and this does not provide a meaningful basis for an evaluation of our Round Top Project.  Other than through conventional and typical exploration methods and procedures, we have no additional way to evaluate the likelihood of whether our Round Top Project or our other mineral properties contain commercial quantities of mineral reserves or, if they do, that they will be operated successfully.  We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties.

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from these properties, and our business could fail.

We have not established that any of our properties contain any mineral reserve, nor can there be any assurance that we will be able to do so.  The probability of an individual prospect ever having a mineral reserve that meets the requirements of the SEC is extremely remote. Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that they can be developed into producing mines and extract those minerals. Both mineral exploration and development involve a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the deposit to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

Even if commercial viability of a mineral deposit is established, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of a mineral deposit or reserves.

We have no history of producing metals from our mineral properties.

We have no history of producing metals from any of our properties. Our properties are all exploration stage properties in various stages of exploration and evaluation. Our Round Top Project is an early exploration stage project, and our New Mexico properties are each early stage exploration projects that management does not consider material to our operations. Advancing properties from exploration into the development stage requires significant capital and time, and successful commercial production from a property, if any, will be subject to completing feasibility studies, permitting and construction of the mine, processing plants, roads, and other related works and infrastructure. As a result, we are subject to all of the risks associated with developing and establishing new mining operations and business enterprises including:

• completion of feasibility studies to verify reserves and commercial viability, including the ability to find sufficient REE or gold reserves to support a commercial mining operation;
• the timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;
• the availability and costs of drill equipment, exploration personnel, skilled labor and mining and processing equipment, if required;
• the availability and cost of appropriate smelting and/or refining arrangements, if required, and securing a commercially viable sales outlet for our products;
• compliance with environmental and other governmental approval and permit requirements;
• the availability of funds to finance exploration, development and construction activities, as warranted;
• potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities;
• potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies; and
• potential shortages of mineral processing, construction and other facilities related supplies.

The costs, timing and complexities of exploration, development and construction activities may be increased by the location of our properties and demand by other mineral exploration and mining companies. It is common in exploration programs to experience unexpected problems and delays during drill programs and, if warranted, development, construction and mine start-up. Accordingly, our activities may not result in profitable mining operations and we may not succeed in establishing mining operations or profitably producing metals at any of our properties.

If we establish the existence of a mineral reserve on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve, and our business could fail.

If we do discover mineral reserves in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. We do not have adequate capital to develop necessary facilities and infrastructure and will need to raise additional funds.  Although we may derive substantial benefits from the discovery of a major mineral deposit, there can be no assurance that such a deposit will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Our exploration activities may not be commercially successful.

Our long-term success depends on our ability to identify mineral deposits on our existing properties and other properties we may acquire, if any, that we can then develop into commercially viable mining operations.  Our belief that our properties contain commercially exploitable minerals has been based solely on preliminary tests that we have conducted and data provided by third parties, including the data published in various third party reports, including but not limited to the GSA, Geological Society of America, Special Paper 246, 1990.  There can be no assurance that the tests and data upon which we have relied is correct or accurate.  Moreover, mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive.  Unusual or unexpected geologic formations and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs.  The success of mineral exploration and development is determined in part by the following factors:

• the identification of potential mineralization based on analysis;
• the availability of exploration permits;
• the quality of our management and our geological and technical expertise; and
• the capital available for exploration.

Substantial expenditures and time are required to establish existing proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.  Any one or a combination of these factors may result in us not receiving an adequate return on our investment capital.  The decision to abandon a project may have an adverse effect on the market value of our securities and our ability to raise future financing.

We do not hold the surface rights adjacent to our Round Top Project and may experience difficulties in asserting our mining rights at the Round Top Project in utilizing the surface space to build our facilities.

We do not currently hold surface rights to the adjacent surfaces at our Round Top Project. GLO currently has adjacent properties under long-term lease agreements.  While the GLO, which owns both the surface and the mineral rights at the Round Top Project, has the overriding right to mine the minerals on the property and we believe that we will have the right to construct surface facilities pursuant to our rights under the leases we hold over the Round Top Project granted by the GLO, we and the GLO may experience difficulties in dealing with the current lease and private surface owners in enforcing our rights and developing the Round Top Project.  Currently, the surface owners hold rights pursuant to two leases with the GLO which cover areas on the east and west sides of the Round Top Project.  There can be no assurance that we will be able to resolve these potential issues and uncertainty may remain regarding our ability to develop and mine the Round Top Project.  If we are unable to resolve these potential issues, we may be unable to proceed with the development of a mine at the Round Top Project without becoming involved in a dispute with the holders of the surface rights, which may result in a substantial delay of the development of the Round Top Project or may prevent its development altogether.

Increased costs could affect our financial condition.

We anticipate that costs at our projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber, and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

Mining and mineral exploration is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business and plans.

Mining and mineral exploration involves various types of risks and hazards, including:

• environmental hazards;
• power outages;
• metallurgical and other processing problems;
• unusual or unexpected geological formations;
• personal injury, flooding, fire, explosions, cave-ins, landslides and rock-bursts;
• inability to obtain suitable or adequate machinery, equipment, or labor;
• metals losses;
• fluctuations in exploration, development and production costs;
• labor disputes;
• unanticipated variations in grade;
• mechanical equipment failure; and
• periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, may be prohibitively expensive. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

The figures for our mineralization are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Annual Report and in our filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our internal geologists.  When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineral reserves and grades of mineralization on our properties.  Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.

Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that:

• these interpretations and inferences will be accurate;
• mineralization estimates will be accurate; or
• this mineralization can be mined or processed profitably.

Any material changes in mineralization estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital.

Because we have not completed feasibility studies on any of our properties and have not commenced actual production, mineralization estimates for our properties may require adjustments or downward revisions. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by our feasibility studies and drill results. Minerals recovered in small scale tests may not be duplicated in large scale tests under on-site conditions or in production scale.

The mineralization estimates contained in this Annual Report have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. But where done in accordance to Ni-43-101 standards. Extended declines in market prices for rare earth minerals may render portions of our mineralization estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability determinations we reach. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our share price and the value of our properties.

Our operations contain significant uninsured risks which could negatively impact future profitability as we maintain no insurance against our operations.

Our exploration of our mineral properties contains certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes.  It is not always possible to insure against these risks. Should events such as these arise, they could reduce or eliminate our assets and shareholder equity as well as result in increased costs and a decline in the value of our securities.  We expect to maintain only general liability and director and officer insurance but no insurance against our properties or operations.  We may decide to take out this insurance in the future if it is available at economically viable rates.

Mineral operations are subject to market forces outside of our control which could negatively impact our operations.

The marketability of minerals is affected by numerous factors beyond our control including market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand.  One or more of these risk elements could have an impact on the costs of our operations and if significant enough, reduce the profitability of our operations.

We may be adversely affected by fluctuations in demand for, and prices of, rare earth products.

We expect to derive revenues, if any, from sale of rare earth and related minerals.  Changes in demand for, and the market price of, these minerals could significantly affect our profitability. The value and price of our common stock and our financial results may be significantly adversely affected by declines in the prices of rare earth minerals and products. Rare earth minerals and product prices may fluctuate and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the relative value of the U.S. dollar against foreign currencies on the world market, global and regional supply and demand for rare earth minerals and products, and the political and economic conditions of countries that produce rare earth minerals and products.

A prolonged or significant economic contraction in the United States or worldwide could put further downward pressure on market prices of rare earth minerals and products. Protracted periods of low prices for rare earth minerals and products could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, REO production operations, impair asset values and if reserves are established on our prospects, reduce our proven and probable rare earth ore reserves.

In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to rare earth minerals supply and demand and ultimately to the broader markets. Periods of high rare earth mineral market prices generally are beneficial to our financial performance. However, strong rare earth mineral prices also create economic pressure to identify or create alternate technologies that ultimately could depress future long-term demand for rare earth minerals and products, and at the same time may incentivize development of otherwise marginal mining properties.

Permitting, licensing and approval processes are required for our operations and obtaining and maintaining these permits and licenses is subject to conditions which we may be unable to achieve.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Permits known to be required are (i) an operating plan for the conduct of exploration and development approved by the Texas General Land Office, (ii) an operating plan for production approved by the Texas General Land Office, (iii) various reporting to and approval by the Texas Railroad Commission regarding drilling and plugging of drill holes, and (v) reporting to and compliance with regulations of the Texas Commission of Environmental Quality.  If we recover uranium from our mineral prospects, we will be required to obtain a source material license from the United States Nuclear Regulatory Commission.  We may also be subject to the reporting requirements and regulations of the Texas Department of Health.

Such licenses and permits are subject to changes in regulations and changes in various operating circumstances.  Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits.  Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.  There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration or development of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could face difficulty and/or fail.

We are subject to significant governmental regulations, which affect our operations and costs of conducting our business.

Our current and future operations are and will be governed by laws and regulations, including:

• laws and regulations governing mineral concession acquisition, prospecting, development, mining and production;
• laws and regulations related to exports, taxes and fees;
• labor standards and regulations related to occupational health and mine safety;
• environmental standards and regulations related to waste disposal, toxic substances, land use and environmental protection; and
• other matters.

Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Failure to comply with applicable laws, regulations and permits may result in enforcement actions, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. We may be required to compensate those suffering loss or damage by reason of our mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation, could have a material adverse impact on our business and cause increases in capital expenditures or require abandonment or delays in exploration.

Legislation has been proposed that would significantly affect the mining industry.

Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although we cannot predict what legislated royalties might be, the enactment of these proposed bills could adversely affect the potential for development of unpatented mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

Our exploration and development activities are subject to environmental risks, which could expose us to significant liability and delay, suspension or termination of our operations.

The exploration, possible future development and production phases of our business will be subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments, and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulations, if any, may adversely affect our operations. If we fail to comply with any of the applicable environmental laws, regulations or permit requirements, we could face regulatory or judicial sanctions. Penalties imposed by either the courts or administrative bodies could delay or stop our operations or require a considerable capital expenditure. Although we intend to comply with all environmental laws and permitting obligations in conducting our business, there is a possibility that those opposed to exploration and mining will attempt to interfere with our operations, whether by legal process, regulatory process or otherwise.

Environmental hazards unknown to us, which have been caused by previous or existing owners or operators of the properties, may exist on the properties in which we hold an interest.  It is possible that our properties could be located on or near the site of a Federal Superfund cleanup project. Although we will endeavor to avoid such sites, it is possible that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise.

U.S. Federal Laws

The Comprehensive Environmental, Response, Compensation, and Liability Act (CERCLA), and comparable state statutes, impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (RCRA), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

The Clean Air Act, as amended, restricts the emission of air pollutants from many sources, including mining and processing activities. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the Clean Air Act and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

The National Environmental Policy Act (NEPA) requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement (EIS). The U.S. Environmental Protection Agency, other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. This process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.

The Clean Water Act (CWA), and comparable state statutes, imposes restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the Environmental Protection Agency (EPA) or an analogous state agency. The CWA regulates storm water mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act (SDWA) and the Underground Injection Control (UIC) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations and/or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SWDA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

We could be subject to environmental lawsuits.

Neighboring landowners and other third parties could file claims based on environmental statutes and common law for personal injury and property damage allegedly caused by the release of hazardous substances or other waste material into the environment on or around our properties.  There can be no assurance that our defense of such claims will be successful.  A successful claim against us could have an adverse effect on our business prospects, financial condition and results of operation.

Land reclamation requirements for our properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

• control dispersion of potentially deleterious effluents;
• treat ground and surface water to drinking water standards; and
• reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We plan to set up a provision for our reclamation obligations on our properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.   In accordance with our GLO lease/prospecting permits all the areas impacted by the surface operations shall be reclaimed upon completion of the activity such that: (a) Remove all trash, debris, plastic and contaminated soil by off-site disposal; and (b) Upon completion of surface grading, the soil surface shall be left in a roughened condition to negate wind and enhance water infiltration.

Rare earth and beryllium mining presents potential health risks.  Payment of any liabilities that arise from these health risks may adversely impact our Company.

Complying with health and safety standards will require additional expenditure on testing and the installation of safety equipment. Moreover, inhalation of certain minerals, such as beryllium can result in specific potential health risks ranging from acute pneumonitis, tracheobronchitis, and chronic beryllium disease to an increased risk of cancer.  Symptoms of these diseases may take years to manifest.  Failure to comply with health and safety standards could result in statutory penalties and civil liability.  We do not currently maintain any insurance coverage against these health risks. The payment of any liabilities that arise from any such occurrences would have a material, adverse impact on our Company.

There may be challenges to the title of our mineral properties.

We will acquire most of its properties by unpatented claims or by lease from those owning the property.  The lease of our Round Top property was issued by the State of Texas.  The validity of title to many types of natural resource property depends upon numerous circumstances and factual matters (many of which are not discoverable of record or by other readily available means) and is subject to many uncertainties of existing law and its application.  We cannot assure you that the validity of our titles to our properties will be upheld or that third parties will not otherwise invalidate those rights. In the event the validity of our titles are not upheld, such an event would have a material adverse effect on us.

Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing, REE, gold or other metals. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than us. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. We will require significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us. We face strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms we consider acceptable or at all.

Current economic conditions and capital markets are in a period of disruption and instability which could adversely affect our ability to access the capital markets, and thus adversely affect our business and liquidity.

The current economic conditions and financial crisis have had, and will continue to have, a negative impact on our ability to access the capital markets, and thus have a negative impact on our business and liquidity. The shortage of liquidity and credit combined with substantial losses in worldwide equity markets could lead to an extended worldwide recession. We may face significant challenges if conditions in the capital markets do not improve. Our ability to access the capital markets has been and continues to be severely restricted at a time when we need to access such markets, which could have a negative impact on our business plans. Even if we are able to raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future financial disruptions or how long the current market conditions may continue.

Our resources may not be sufficient to manage our expected growth; failure to properly manage our potential growth would be detrimental to our business.

We may fail to adequately manage our anticipated future growth. Any growth in our operations will place a significant strain on our administrative, financial and operational resources, and increase demands on our management and on our operational and administrative systems, controls and other resources. We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems.

If we are unable to manage growth effectively, our business, operating results and financial condition could be materially adversely affected. As with all expanding businesses, the potential exists that growth will occur rapidly. If we are unable to effectively manage this growth, our business and operating results could suffer. Anticipated growth in future operations may place a significant strain on management systems and resources. In addition, the integration of new personnel will continue to result in some disruption to ongoing operations. The ability to effectively manage growth in a rapidly evolving market requires effective planning and management processes. We will need to continue to improve operational, financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force.

We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

Competition for additional qualified management is intense, and we may be unable to attract and retain additional key personnel, or to attract and retain personnel on terms acceptable to us.  Management personnel are currently limited and they may be unable to manage our expansion successfully and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.  We have not entered into non-competition agreements.  As our business is substantially dependent upon the directors, executive officers and consultants, the lack of non-competition agreements poses a significant risk to us in the event such persons were to resign or be terminated from such positions.  Under such circumstances, such persons may provide confidential information and key contacts to our competitors and we may have difficulties in preventing the disclosure of such information.  Such disclosure would have a material adverse effect on our business and operations.

Our operations are dependent upon key personnel, the loss of which would be detrimental to our business.

The nature of our business, including our ability to continue our exploration and development activities, depends, in large part, on the efforts of key personnel such as Daniel Gorski, our Chief Executive Officer.  The loss of Mr. Gorski could have a material adverse effect on our business.  We do not maintain “key man” life insurance policies on any of our officers or employees.

Our failure to timely file certain periodic reports with the SEC poses significant risks to our business, each of which could materially and adversely affect our financial condition and results of operations.

We filed a Form 10 on October 30, 2008, pursuant to which we registered our common stock under Section 12(g) of the Exchange Act.  The Form 10 became effective by operation of law 60 days after it was filed.  Subsequent thereto, we did not timely file with the SEC our periodic reports, including our Forms 10-Q for the periods ended November 30, 2008 through November 30, 2010, and our Forms 10-K for the periods ended August 31, 2008, August 31, 2009 and August 31, 2010.  Consequently, we were not compliant with the periodic reporting requirements under the Exchange Act.  Our failure to timely file those and possibly future periodic reports with the SEC could subject us to enforcement action by the SEC and shareholder lawsuits.  Any of these events could materially and adversely affect our financial condition and results of operations and our ability to register with the SEC public offerings of our securities for our benefit or the benefit of our security holders.  Additionally, our failure to file our past periodic reports and future periodic reports has resulted in and could result in investors not receiving adequate information regarding the Company with which to make investment decisions.

There are risks and uncertainties regarding the outcome of the matters which we self-reported to the SEC on June 8, 2012.

On June 12, 2012, we announced that since March of 2012, the Corporate Governance and Nominating Committee (the “Committee”) of our board of directors, which is composed entirely of independent directors, with the assistance of independent special counsel to the Committee, has been conducting an internal review and investigation of certain matters of corporate governance and compliance with federal securities laws (the “Internal Review”). As a result of the recent report of the independent counsel on such counsel’s findings of the Internal Review and a further review of the recommendations of independent counsel by the Committee and our board of directors, at the direction of the board of directors, we contacted the SEC on June 8, 2012, to report our findings.  It is uncertain what actions, if any, the SEC will take in relation to the matters self-reported to the SEC and there is risk as to whether such actions, if any, would include reprimanding, fining or otherwise sanctioning us, which could negatively affect us.

Risks Relating to Our Securities

Our stock price is highly volatile.

The market price of our common stock has fluctuated and may continue to fluctuate.  These fluctuations may be exaggerated since the trading volume of its common stock is volatile, limited, and sporadic.  These fluctuations may or may not be based upon any business or operating results.  Our common stock may experience similar or even more dramatic price and volume fluctuations in the future.

The market for the common stock is limited, sporadic and volatile.  Any failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult or impossible for you to sell your shares.

Our common stock is currently traded on the OTCQX U.S., a centralized quotation service maintained by OTC Markets Group Inc. that collects and publishes market maker quotes for over-the-counter securities. Although our common stock is traded on the OTCQX U.S., a regular trading market for our securities may not be sustained in the future. Quotes for stocks traded on the OTCQX U.S. generally are not listed in the financial sections of newspapers and newspapers often devote very little coverage to stocks quoted solely on the OTCQX U.S. Accordingly, prices for, and coverage of, securities quoted solely on the OTCQX U.S. may be difficult to obtain. In addition, stocks quoted solely on the OTCQX U.S. tend to have a limited number of market makers and a larger spread between the bid and ask prices than those listed on an exchange. All of these factors may cause holders of our common stock to be unable to resell their securities at any price. This limited trading also could decrease or eliminate our ability to raise additional funds through issuances of our securities.  There is no market for the Warrants.

Failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult for you to sell your shares or recover any part of your investment in us.  Even if an active market for our common stock does develop, the market price of our common stock may be highly volatile.  In addition to the uncertainties relating to our future operating performance and the profitability of our operations, factors such as variations in our interim financial results, or various, as yet unpredictable factors, many of which are beyond our control, may have a negative effect on the market price of our common stock.  Accordingly, there can be no assurance as to the liquidity of any active markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

The sale of substantial shares of our common stock or the issuance of shares upon exercise of our warrants will cause immediate and substantial dilution to our existing stockholders and may depress the market price of our common stock.

In order to provide capital for the operation of our business, we may enter into additional financing arrangements.  These arrangements may involve the issuance of new common stock, preferred stock that is convertible into common stock, debt securities that are convertible into common stock or warrants for the purchase of common stock.  Any of these items could result in a material increase in the number of shares of common stock outstanding which would in turn result in a dilution of the ownership interest of existing common shareholders.  In addition, these new securities could contain provisions, such as priorities on distributions and voting rights, which could affect the value of our existing common stock.

We have approximately 36.5 million shares of common stock outstanding.  In addition to our common stock, we have (i) warrants that may be exercised into 7,840,000 shares of common stock exercisable at $2.50 per share, (ii) warrants that may be exercised into 1,497,000 shares of common stock at $2.50 per share, (iii) warrants that may be exercised into 250,000 of common stock at $5.00 per share, (iv) warrants that may be exercised into 33,334 shares of common stock at $3.75 per share, and (v) options that may be exercised into 3,875,000 shares of common stock at $0.50 to $4.70 issued to Directors and Officers.  The issuance of shares upon exercise of these options and warrants may result in substantial dilution to the interests of other stockholders and may adversely affect the market price of our common stock.

A low market price may severely limit the potential market for our common stock.

An equity security that trades below a certain price per share is subject to SEC rules requiring additional disclosures by broker-dealers.  These rules generally apply to any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions (a “penny stock”).  Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and institutional or wealthy investors.  For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale.  The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.  Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer.

Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.  In the event our common stock trades at a price of less than $5.00 per share, the additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock.

We do not currently intend to pay cash dividends.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future.  Our present policy is to retain all available funds for use in our operations and the expansion of our business.  Payment of future cash dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of our securities appreciates.
Control by current shareholders.
The current shareholders have elected the directors and the directors have appointed current executive officers to serve our Company.  The voting power of these shareholders could also discourage others from seeking to acquire control of us through the purchase of our common stock which might depress the price of our common stock.
Investment in our Company has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you

ITEM 1B.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2.  PROPERTIES

Executive and Field Offices

Our headquarters are now located at 539 El Paso, Sierra Blanca, Texas 79851. Effective August 31, 2012, our offices at 304 Inverness Way South, Suite 365, Englewood, CO are to be phased out. Our Sierra Blanca, Texas office at 539 El Paso Street, Sierra Blanca, TX 79851 will become our official address and our principal operational office where Jamie May will continue as office manager. Our principal daytime contact number will be 915-369- 2133. The El Paso warehouse located at 11459 Pellicano Dr., El Paso, Texas will also be phased out. We anticipate moving our accounting functions to our former office in Tyler, Texas under the supervision of our largest current shareholder and former CFO, G. W. McDonald.

Overview of the Round Top Rare Earth-Uranium-Beryllium Project

We are currently in the exploration stage and have not established that our Round Top Project contains proven or probable reserves as defined under SEC Guide 7.

Description and Access

Round Top is a small mountain, one of a group of five that comprises the Sierra Blanca, located in Hudspeth County approximately eight miles northwest of the town of Sierra Blanca. The property is reached by truck on a private dirt road that turns north off Interstate 10 access road approximately one mile west of the town of Sierra Blanca.

Acquisition and Ownership

In November 2007, Standard Silver purchased the prospecting permits M-108543, M-108545, and M-108546 covering Sections 5, 7, 8, and 18 of Township 7, Block 71, and most of Sections 12 and 13 of Township 7, Block 72, Hudspeth County, Texas. In September 2009 this land position was expanded when the prospecting permits for Sections 3, 4, 9, 10, 16, 17, 19, 20, 21, 28, 29, 32 and 33 of Township 7, Block 71 were acquired.

September 2011 Lease

On September 2, 2011, we entered into a new mining lease with the Texas General Land Office covering Sections 7 and 18 of Township 7, Block 71 and Section 12 of Block 72, covering approximately 860 acres at Round Top Mountain in Hudspeth County, Texas.  The mining lease issued by the Texas General Land Office gives us the right to explore, produce, develop, mine, extract, mill, remove, and market beryllium, uranium, rare earth elements, all other base and precious metals, industrial minerals and construction materials and all other minerals excluding oil, gas, coal, lignite, sulfur, salt, and potash.  The term of the lease is nineteen years so long as minerals are produced in paying quantities.

Under the lease, we will pay the State of Texas a lease bonus of $197,800, $35,000 of which was paid upon the execution of the lease, $65,000 which was paid in April 2011 when we submitted our initial plan of operations to conduct exploration, and $97,800 which will be due when we submit a supplemental plan of operations to conduct mining.  Upon the sale of minerals removed from Round Top, we will pay the State of Texas a $500,000 minimum advance royalty.

Thereafter, we will pay the State of Texas a production royalty equal to eight percent (8%) of the market value of uranium and other fissionable materials removed and sold from Round Top and six and one quarter percent (6 ¼%) of the market value of all other minerals removed and sold from Round Top.

In August 2011 we paid the State of Texas a delay rental of $44,718.  Thereafter, assuming production of paying quantities has not been obtained, we may pay additional delay rental fees to extend the term of the lease for successive one (1) year periods pursuant to the following schedule:
	Per Acre Amount	Total Amount
August 17, 2013 – 2014	$50	$44,718
August 17, 2015 – 2019	$75	$67,077
August 17, 2020 – 2024	$150	$134,155
August 17, 2025 – 2029	$200	$178,873

November 2011 Lease

On November 1, 2011, we entered into a mining lease with the State of Texas covering 90 acres, more or less, of land that we purchased in September 2011 near our Round Top site.  The deed was recorded with Hudspeth County on September 16, 2011. Under the lease, we paid the State of Texas a lease bonus of $20,700 which was paid upon the execution of the lease.  Upon the sale of minerals removed from Round Top, we will pay the State of Texas a $50,000 minimum advance royalty.  Thereafter, we will pay the State of Texas a production royalty equal to eight percent (8%) of the market value of uranium and other fissionable materials removed and sold from Round Top and six and one quarter percent (6 ¼%) of the market value of all other minerals sold from Round Top.

If production of paying quantities of minerals has not been obtained on or before November 1, 2012, we may pay the State of Texas a delay rental to extend the term of the lease in an amount equal to $4,500.  Thereafter, assuming production of paying quantities has not been obtained, we may pay additional delay rental fees to extend the term of the lease for successive one (1) year periods pursuant to the following schedule:

	Per Acre Amount	Total Amount
November 1, 2013-2014	$50	$4,500
November 1, 2015 – 2019	$75	$6,750
November 1, 2020 – 2024	$150	$13,500
November 1, 2025 – 2029	$200	$18,000

Geology and Metallurgy

The Round Top Project area lies within the Texas Lineament Zone or Trans-Pecos Trend.  The lineament is a northwest trending structural zone where Laramide thrust faulting followed by basin and range normal faulting were active.  Tertiary igneous activity is also associated with the lineament zone, both intrusive and extrusive.

Locally the project area is characterized by five Tertiary microgranite bodies that intruded Cretaceous sedimentary rocks. The microgranites occur as laccoliths, mushroom-shaped bodies emplaced at relatively shallow depths.  At the current erosional levels, laccoliths form resistant peaks with relief up to 2,000 feet.  The microgranites, which are called rhyolites in the literature, are enriched with various metals which may or not be economical to recover.  The rare earth elements are located with-in the intrusive rhyolite body.

Tertiary Diorite which predate the microgranites are intruded the cretaceous section.  The diorites occur as sills, five to 100 feet thick and less frequently as dikes and plugs.  Sedimentary rocks exposed in the area are middle to upper Cretaceous limestones shales and sandstones.  The limestone, where it is in contact with the microgranites, is the host for Beryllium and uranium mineralization.

The Round Top Project was initially developed in the late 1980's as a beryllium resource. During the course of the beryllium exploration, approximately 200 drill holes penetrated varying thicknesses of the rhyolite volcanic rock that makes up the mass of Round Top Mountain and caps the beryllium-uranium deposits which occur in the underlying limestone; some 50 more holes were drilled on Little Round Top, Sierra Blanca and Little Blanca Mountains.

The Texas Bureau of Economic Geology, working with the project geologists, conducted an investigation of the rhyolite to better understand its rare metal content. This research shows that the rhyolite laccoliths at Sierra Blanca are enriched in a variety of REEs and other rare elements such as tantalum, niobium, thorium and lithium. They analyzed a series of samples from outcrop and drill holes and studied the geochemistry and mineralogy of the rhyolite. The results of their research were published in the GSA, Geological Society of America, Special Paper 246, 1990.

On October 27, 2011, we announced that we had completed Phase I of its metallurgical testing and characterization.  This mineralogical study was carried out by DCM Science Laboratory, Inc. at Wheat Ridge, Colo.,  under the supervision of by Mountain States Research and Development and reconfirmed that the rare earth minerals are finely disseminated throughout the rhyolite host rock. Based on the initial ore characterization, this testing reconfirms the simplistic rare earth element mineral associations, which suggests favorable metallurgical processing options. Phase I was followed by Phase II of the metallurgical characterization at Mountain States laboratory in Arizona. Phase II was focused on pre-concentration evaluation and other diagnostic testing including acid leaching of the rare earth minerals.  The results of this testing is described in the preliminary economic study (PEA) released June 22 2012. The Preliminary Economic Assessment is mentioned here for informational purposes only and is not incorporated herein reference. Metallurgical research is to be continued at Hazen Research, Inc. in Golden, Colo. and at the University of Texas at El Paso. The Round Top Project rhyolite requires further evaluation of its mineralogical makeup and economic modeling to determine the appropriate course for potential future commercial development.  However, the size of this rhyolite deposit, the high percentage (68-72%) of heavy rare earth elements to the total rare earth elements and the projected increase in HREE demand could result in Round Top becoming a reliable and long term domestic source for these increasingly strategic metals.

Project Exploration History

The Round Top rare earths and uranium-beryllium prospects were initially drilled in 1984 and 1985, during which time the ore body known as the "West End Ore Zone" was discovered by Cabot Corporation.  In subsequent years, Cyprus Minerals Corporation took over the exploration activities.  Cyprus drilled additional exploration holes and also put an adit into the ore zone where 1,115 feet of underground workings were driven.  Cyprus developed the underground workings in order to obtain bulk samples for pilot plant testing and beryllium oxide concentrate generation.  Cyprus ultimately put the project on hold as a result of poor beryllium market conditions.  Cyprus eventually allowed the lease with the state of Texas to lapse.

In March 2011, the Company completed an analysis of 1,103 drill samples from the 1984-88 drilling program initially conducted on the Round Top Project by third party operators. All or a portion of forty-six out of an estimated two hundred fifty existing drill holes have been re-logged and re-analyzed. The rare earth element and other metals are consistent with the original study by the Texas Bureau of Geology that was published in the Geological Society of America, Special Paper 246 in 1990. This study first described the rare metal content of the large mass of intrusive igneous rock that makes up the body of Round Top Mountain, and is the basis for our interest in this deposit. The nine drill holes cited below were selected because they are widely distributed and roughly define an area approximately six thousand feet by four thousand feet within the approximate seven thousand foot known diameter of the intrusive rhyolite body. They intersected the entire body of the rhyolite.

On October 27, 2011, we announced favorable results of our Phase I metallurgical testing and characterization that reconfirmed that the rare earth minerals are finely disseminated throughout the rhyolite host rock at our Round Top Project.

On November 8, 2011, we announced that our supplementary operating plan to expand exploration activities at our Round Top Project had been approved by the Texas General Land Office (GLO); the expanded development and exploration drill plan now calls for an additional 40 drill holes and 4 diamond core holes for an estimated planned drilled footage of 20,000 feet.

On November 10, 2011, we announced that Gustavson Associates, LLC, a subsidiary of Walsh Environmental Scientists and Engineers and its parent company, Ecology and Environment, Inc. (NASDAQ: EEI) had been contracted to perform the scoping study at the Round Top Project.  On June 15, 2012, we issued a press release regarding the results of our Preliminary Economic Assessment.

On June 22, 2012, we filed our Preliminary Economic Assessment for our Round Top Project, entitled “NI 43-101 Preliminary Economic Assessment Round Top Project, Sierra Blanca, Texas,” dated June 22, 2012, effective as of May 15, 2012 (the “Report”), with securities regulatory authorities in Canada. On June 26, 2012, the Report was furnished to, not filed with, the Commission on Form 8-K to satisfy our “public disclosure” obligations under Regulation FD of the Exchange Act.  The Preliminary Economic Assessment is mentioned here for informational purposes only and is not incorporated herein reference.

Cautionary Note to Investors: The mineral estimates in the Preliminary Economic Assessment have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.  Accordingly, information in the Preliminary Economic Assessment contains descriptions of our mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Our project as described in the Preliminary Economic Assessment currently does not contain any known proven or probable ore reserves under SEC Guide 7 reporting standards.  U.S. investors are urged to consider closely the disclosure in the Registrant’s latest reports and registration statements filed with the SEC. You can review and obtain copies of these filings at http://www.sec.gov/edgar.shtml.

U.S. Investors are cautioned not to assume that any defined resources in these categories will ever be converted into SEC Guide 7 compliant reserves.

Exploration and Engineering Costs

To date we have incurred exploration costs at the Round Top Project of approximately $9.23 million.  In the fiscal year ending August 31, 2012 our total exploration costs were approximately $7.63 million.  We anticipate that our exploration costs for the fiscal year ending August 31, 2013 will be approximately $1.5 million, which will consist primarily of metallurgical expenses.

We do not expect to be able to “efficiently” advance the projects into 2014 as our share price fell. We do not intend to issue common stock below $2.50 per share, and do not intend to issue common stock to build the Round Top mine below $15 as such dilution would be value destructive in view of the project’s large estimated NPV per share of more than 100 times the stock price. We expect that North American or overseas rare earth, uranium,  or beryllium companies or financial investors may provide capital to advance the project more effectively, and we will engage a financial advisor after advancing its analyses. We expect that our $6.5 million in cash balances as of August 31, 2012 will be enough to continue our process development for over 30 months at estimated cash consumption near $135,000 per month.

Improvements, Equipment, Power and Water

The Round Top rare earth prospect was initially developed in the late 1980s as a beryllium resource.  As a result, several pieces of equipment were present at the property when we acquired the lease, some of which we have repaired as described below.  The previous operators had also built out several roads at the prospect site, which we believe are suitable for our current exploration plans.

There exists on the Round Top site a 1,115 foot, 10 foot by 10 foot decline from the surface into the Round Top prospect. There are steel sets every five feet, in some cases less, and the entire working is lagged with timber. There are “escape holes” at intervals to allow personnel to avoid equipment. The escape holes are all in good operating condition.  There is also a 36 foot steel ventilation line in place that runs for approximately 75 feet into the prospect. There is a 125 hp axial plane ventilation fan in place.  We have leveled the fan and rehabilitated the control panel, and have operated this ventilation system during the evaluation of the historic Cabot-Cyprus work. We intend to install a "soft start" motor starter switch for the vent fan in the future in order to be able to use a 100kw generator.

A bag house is also located on the property that will need its electronic controls rehabilitated and modernized and filters installed. There is a 6" Victaulic compressed air line extending from the compressor station outside to the faces. There are numerous valves at strategic locations underground. There is one 2' steel Victaulic water line for drill water and an additional partly plastic Victaulic water line for dust suppression sprayers, which also has sprayers in place.

There is electric cable from the portal to the face and a switch box underground. Some additional switching gear will need to be installed at the portal.  The mine portal has a sturdy locking steel door in place that we have reconditioned.

There is a 500 barrel (23,000 gal) water tank below the mine dump for water to be hauled in and stored. This tank appears to be in good shape. The water line from the tank to the mine portal is missing and will have to be replaced. The water system will need a submersible pump, switching gear and approximately 1000 ft of 2” poly line to render the water system serviceable.

Other Properties

In addition to the Round Top Project, we also own title to 12 unpatented mining claims, the Macho group, comprising 240 acres covering the Old Dude Mine, located in Sierra County, New Mexico. The Old Dude Mine has a production history of silver, lead, zinc and gold dating from the 1890’s.  Another 18 unpatented mining claims and fractional claims, the HA group,  comprising 274 acres  cover an andesite hosted vein system similar to and 10 miles to the southwest of the Macho District. These claims surround another historic producer, the Graphic Mine. The geologic setting at the HA property is the same as the Macho.

We do not consider these prospects to be material to our operations, and at the present time there is no exploration or development activity scheduled for these New Mexico properties.  These properties are in the exploration stage and do not contain any reserves under SEC Industry Guide 7 standards.

ITEM 3.  LEGAL PROCEEDINGS

From time to time, the Company may become involved in litigation relating to claims arising out of its operations in the normal course of business. No legal proceedings, government actions, administrative actions, investigations or claims are currently pending against us or involve the Company.  There are no proceedings in which any of the directors, officers or affiliates of the Company, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to that of the Company.

ITEM 4.  MINE SAFETY DISCLOSURES

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (The “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended August 31, 2012, our U.S. exploration properties were not subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the "Mine Act").

PART II

ITEM 5.  MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed for quotation on the OTCQX U.S. operated by OTC Markets Group Inc. under the symbol “TRER.” The market for our common stock on the OTCQX U.S. is limited, sporadic and highly volatile.  The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.  The following table sets forth the range of high and low bid prices during the periods indicated.

Fiscal Year 2013	High	Low

Quarter ended November 30, 2012 (through November 1, 2012)	$0.46	$0.29

Fiscal Year 2012	High	Low

Quarter ended August 31, 2012	$0.80	$0.30
Quarter ended May 31, 2012	$1.35	$0.27
Quarter ended February 29,2012	$2.00	$1.11
Quarter ended November 30, 2011	$2.55	$1.50

Fiscal Year 2011	High	Low

Quarter ended August 31, 2011	$8.20	$1.80
Quarter ended May 31, 2011	$10.00	$2.85
Quarter ended February 28, 2011	$3.99	$2.70
Quarter ended November 30, 2010	$3.05	$0.65

Fiscal Year 2010	High	Low

Quarter ended August 31, 2010	$1.02	$0.25
Quarter ended May 31, 2010	$0.99	$0.55
Quarter ended February 28, 2010	$1.05	$0.36
Quarter ended November 30, 2009	$1.08	$0.37

The last bid price of our common stock on November 1, 2012 was $0.30 per share.

Holders

The approximate number of holders of record of our common stock as of November 1, 2012 was 511.

Dividends

We have not paid any cash dividends on our equity security and our board of directors has no present intention of declaring any cash dividends.  We are not prohibited from paying any dividends pursuant to any agreement or contract.

Repurchase of Securities

During the fiscal year ended August 31, 2012, neither us nor any of our affiliates repurchased our common shares registered under Section 12 of the Exchange Act.

Securities Authorized for Issuance under Equity Compensation Plans

In September 2008, the Board adopted our 2008 Stock Option Plan (the “2008 Plan”), which was also approved by our shareholders in September 2008.  In May 2011, the board of directors adopted an amendment to our 2008 Plan (the “Amended 2008 Plan”), which was also approved by our shareholders in August 2011. The Amended 2008 Plan increased the number of shares available for grant from 2,000,000 to up to 5,000,000 shares of our common stock for awards to our officers, directors, employees and consultants.  On February 15, 2012, our stockholders approved an increase of 2,000,000 of shares of common stock available for issuance under the amended 2008 Stock Option Plan (the “Plan”).  As amended, the Plan provides for 7,000,000 shares of common stock for all awards.  Other provisions of the Amended 2008 Plan remain the same as under our 2008 Plan.  As of August 31, 2012, a total of 3,125,000 shares of our common stock remained available for future grants under the Amended 2008 Plan.  The following table sets forth certain information as of August 31, 2012 concerning our common stock that may be issued upon the exercise of options or warrants or pursuant to purchases of stock under the Amended 2008 Plan:

Plan Category	(a) Number of Securities to be Issued Upon the Exercise of Outstanding Options and Warrants	(b) Weighted-Average Exercise Price of Outstanding Options and Warrants	(c) Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders	3,875,000	$1.53	3,125,000
Equity compensation plans not approved by stockholders	--	N/A	--

Total	3,875,000	$1.53	3,125,000

Recent Sales of Unregistered Securities During Fiscal 2012

Outside of the below recent sales of unregistered securities, all other sales of unregistered securities during the fiscal year ended August 31, 2012, were previously reported under our quarterly reports on Form 10-Q and current reports on Form 8-K.

Date	Description	Number	Purchaser	Proceeds ($)	Consideration	Exemption (A)
December 2011/January 2012	Common Stock – Exercise of warrants	1,943,749	Private Placement Investors	1,103,124	Cash	4(2)

(A)
With respect to sales designated by “Section 4(2),” these shares were issued pursuant to the exemption from registration contained in to Section 4(2) of the Securities Act as privately negotiated, isolated, non-recurring transactions not involving any public offer or solicitation. Each purchaser represented that such purchaser’s intention to acquire the shares for investment only and not with a view toward distribution. We requested our stock transfer agent to affix appropriate legends to the stock certificate issued to each purchaser and the transfer agent affixed the appropriate legends. Each purchaser was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

ITEM 6.  SELECTED FINANCIAL DATA

Not applicable.

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this Annual Report.  This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions.  See “Cautionary Note Regarding Forward-Looking Statements.”  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this Annual Report

Overview

We are a mining company engaged in the business of the acquisition, exploration and development of mineral properties.  We currently hold two nineteen year leases, executed in September 2011 and November 2011, to explore and develop a 950 acre rare earths project located in Hudspeth County, Texas known as the Round Top Project and prospecting permits covering an adjacent 9,345 acres.  We also own unpatented mining claims in New Mexico.  Our principal focus will be on developing a metallurgical process to concentrate or otherwise extract the metals from the Round Top rhyolite, although we will continue to examine other opportunities in the region as they develop. We currently have limited operations and have not established that any of our projects or properties contain any proven or probable reserves under SEC Industry Guide 7.

On November 8, 2011, we announced that our supplementary operating plan to expand exploration activities at our Round Top Project had been approved by the Texas General Land Office (GLO); the expanded development and exploration drill plan called for an additional 40 drill holes and 4 diamond core holes for an estimated planned drilled footage of 20,000 feet. The program included 4,000 feet of Core drilling to establish a high level of confidence in the resource, provide physical engineering data and additional metallurgical sample.

On March 20, 2012, we submitted for approval an updated plan of operations .  The updated plan of operations consisted of the reclassification of the drilling program through the Feasibility Study into three phases.  Phase 1 consists of 25 drill locations, phase 2 consists of 41 drill locations and phase 3 consists of 27 drill locations all located on round top.   The plan of operations also included two locations for 100 ton bulk sample collection for additional metallurgical tests. We have suspended this phase of physical exploration and development at Round Top pending development of a metallurgical process to extract the potentially marketable metals.

We were incorporated in the State of Nevada in 1970 as Standard Silver Corporation.  In July 2004, our Articles of Incorporation were amended and restated to increase the number of shares of common stock to 25,000,000, and in March 2007, we affected a 1-for-2 reverse stock split.  In September, 2008 we amended and restated our Articles of Incorporation to allow the increase of the number of shares of common stock from 25,000,000 to 100,000,000, and to authorize an additional 10,000,000 shares of preferred stock, to be issued at management’s discretion.  In September 2010, we amended our Amended and Restated Articles of Incorporation to change our name from Standard Silver Corporation to Texas Rare Earth Resources Corp.

On August 24, 2012, we changed our state of incorporation from the State of Nevada to the State of Delaware (the “Reincorporation”) pursuant to a plan of conversion dated August 24, 2012.   The Reincorporation was previously submitted to a vote of, and approved by, our stockholders at a special meeting of the stockholders held on April 25, 2012.

We currently do not have any producing properties and consequently, we have no current operating income or cash flow and have not generated any revenues.  Further exploration will be required before a final evaluation as to the economic and practical feasibility of any of our properties is determined.  We plan to raise additional capital to exploit current projects, including the Round Top Project, and to acquire, evaluate, and develop new properties.

Current Plan of Operations

Update Mineralization Calculations

On August 23, 2012, our management met with Gustavson Associates in Denver, who are presenting a proposal for an updated mineralization estimate to incorporate the final 30 drill holes and to incorporate uranium, thorium, niobium, tantalum, tin and gallium which were not included in the PEA.

The additional drilling has not resulted in values which vary significantly from the previous work. We believe it is “best practice” to incorporate all of the 65 drill holes completed during 2011 and all potential mineral products into our publicly disclosed information. We anticipate that these data will be disclosed as soon as we finish compiling them.

Metallurgical Studies

We intend to reevaluate the economics in our PEA.  Our re-optimization goals include but are not limited to the following metallurgical considerations:

#1 Conducting the metallurgical testing to establish the actual recoveries of all potentially economic commodities from this rock.

#2 Incorporating recovery of non-REE minerals as referenced in the May 16, 2011 press release in the second 3rd party mineralization calculation that we requested on August 23, 2012.

#3 Reducing unit capital costs by modifying or eliminating components from the mine and plant as described in the PEA.

#4 Reducing the absolute capital costs by evaluating smaller scale operations.

#5 Minimizing process risks that have caused startup delays to other mines. For example, high pressure grinding rolls and hydromet processes that have not met design standards in initial years at some other mines. A simplified process that bypasses such stages reduces risks to shareholders.

#6 Examining the feasibility of producing a concentrate either by physical or chemical methods to produce a marketable bulk product.

#7 Minimizing environmental impacts in multiple ways, including (a) minimum water use, (b) maximum recovery rates to simplify tailings disposal, (c) minimum plant footprint, and (d) a low startup processing rate to reduce environmental impacts.

#8 Analyzing the risk-adjusted rates of return of each process phase.

We believe Round Top offers the highest rates of return from extraction and concentration, and potentially much less return from final refining if overseas traders or local partners offer reasonable terms to buy concentrates.

These considerations incorporate the twin goals of minimizing risk and improving returns. We believe that the highest standards of environmental protection minimize risks most importantly, as lengthy environmental permit delays prevent job creation, delay royalty and tax revenues to the benefit of the State of Texas and delays other benefits.

No future economic analysis will be reliable unless metallurgical recovery rates and the process flow chart have been documented to rigorous standards. For this reason our greatest efforts in the next year will be toward metallurgical process development. Our process design considerations involve many factors, and we will not rush any evaluation until we develop a high level of confidence that our scientists have unlocked the full values.

The “time line” slide #21 of our June 15, 2012 PEA presentation has become out of date. We contemplate a longer period of up front research, comparisons and “validation testing” of metallurgical processes prior to any final decisions in plant design or “plan of operations” that may be submitted to environmental regulatory agencies. We are optimistic that a smaller scale of operation, potential higher process recovery rates for non-REE and better design will shorten and simplify permitting. We have no specific timetable and have no plans to communicate such until definitive metallurgical testing and flow chart design have been completed.

Opportunities For Joint Development Of Exploration Potential Of The Round Top Property

Although we have no plans in the next 24 months to conduct more physical exploration, we do believe, as stated in our 2010 presentations, that there are untested exploration targets present. They are:

1. Uranium-beryllium mineralization at the lower contact of the rhyolite and the underlying sedimentary rock. This class of mineralization was the target of the successful exploration program conducted in the late 1980's by Cabot Corporation and Cyprus Exploration. It appears to be structurally controlled and associated with a later phase of hydrothermal or gas phase deposition that occurred sometime after the emplacement of the rhyolite. This fluorite-beryllium replacement mineralization in what is termed the West Side Fault under the north side of Round Top was the topic of a 1988 definitive feasibility study by Cyprus Minerals to historical standards (not NI 43-101 compliant under today’s Canadian regulations) to produce beryllium. This zone is the location of the intact decline and lateral mine workings developed by Cyprus Minerals in 1988-89. Sampling and analysis by TRER indicates the presence of uranium mineralization occurring adjacent to and likely associated with these beryllium bearing structures. This "Contact Zone" mineralization is not restricted to Round Top and is present under the Sierra Blanca rhyolite and there is some evidence in drill holes on Little Blanca that this style of mineralization may also be present there.

2. Uranium-beryllium-rare earth and other rare metals hosted as structurally controlled fluorite replacements in the limestones at depth below the known deposits. Geologic and geochemical conditions are thought to be condusive for the emplacement of replacement type deposits within the same fault zones that hosted the known beryllium-uranium deposits at depth where favorable host limestones are present. We believe that careful compilation and analysis of existing surface geologic mapping and of the drill data may better define these targets.

3. Additional tonnage of rhyolite containing rare earth and other rare metals. Round Top is one of four principal rhyolite bodies making up the group of mountains known as The Sierra Blanca. Two of them, Round Top and the smaller Little Round Top we believe are similar in rare metal content. Based on sparse data seen to date, Little Blanca appears to be similar but slightly lower in total metal content and is less enriched in the "heavy" rare earths. Little Blanca is thought to have a mass similar to Round Top. The large Sierra Blanca rhyolite intrusion, again based on sparse data, is thought to contain some thirty percent less rare earth and other metals and at a considerably lower "heavy" content. It should be noted that data points on these other rhyolite masses are few and any conclusions are highly speculative as to their size and content. However, should we be successful in developing a method to process the Round Top rhyolite, it is likely that this process would be applicable to the other mineralogically similar rhyolites masses. In addition, magnetic and gravity surveys indicate that there may be other rhyolite bodies in the subsurface that would have to be tested by later drilling.

We believe that using the existing data we can improve our understanding of the exploration potential of the area without resorting to such expensive techniques as drilling.

Our Board of Directors may invite and consider proposals from other companies to evaluate those additional zones.

Macho Silver Property

We will contact silver mining companies, a royalty company, direct investors and startup silver exploration companies to evaluate alternatives for the Macho silver-lead-zinc-gold property in Sierra County, New Mexico that was our primary asset prior to our leasing of the Round Top deposit in October 2010.

The galena type silver-lead-zinc-gold veins have zones of high lead values, where an efficient operator skilled in narrow vein mining may be able to recover all costs from lead revenues where the silver revenues could benefit owners. Three historic shafts went to 100, 200 and 525 foot depths. A recent publication (McLemore,  2012, New Mexico Bureau of Geology and Mineral Resources) describes three diamond drill holes, two drilled in 1983 by Nicor Minerals Ventures and another in 1997 by Toque de Oro Inc. The core and logs of the Nicor drilling are available at the New Mexico Bureau of Geology and Mineral Resources, no data is available from the later 1997 drilling. One of the Nicor holes was drilled to a depth of 3795 feet and encountered weak silver-lead-zinc mineralization in the Silurian age Fusselman dolomite below its contact with the overlying Percha shale. This contact is known for being a favorable host of "bonanza" silver ore. We plan to review these data and update our evaluation of this prospect based on these new data.. There are no known reserves, resources or commercial studies to modern standards.

Our objective is to monetize the Macho property to help fund our 2014 or 2015 future activities.

Liquidity and Capital Resources

As of August 31, 2012, we had a working capital surplus of approximately $6,114,000. We will need to raise additional funding to implement our business strategy.  Our management believes that based on our current working capital, we will be able to continue operations through the end of calendar year 2014 without raising additional capital.  During our fiscal year ending August 31, 2013, we plan to spend over $1,500,000 for metallurgical  testing and flow sheer development, additional geologic and resource modeling and compliance costs associated with state governmental agencies and appropriate staff and consulting expenses.  The timing of these expenditures is dependent upon a number of factors, including the availability of drilling contractors. We estimate that general and administrative expenses during fiscal year ending August 31, 2013 will be approximately $1,900,000 to include payroll, investor relations, professional services, travel, and other expenses necessary to conduct our operations. We have reduced our staff, closed the Denver office and plan to reduce all other costs possible in order to accomplish our objectives without the necessity of raising additional capital.

We currently do not have sufficient funds to fully complete exploration and development work on any of our properties, which means that we will be required to raise additional capital, enter into joint venture relationships or find alternative means to finance placing one or more of our properties into commercial production, if warranted. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration and development or production on one or more of our properties and any properties we may acquire in the future or even a loss of property interests. This includes our leases over claims covering the principal deposits on our properties, which may expire unless we expend minimum levels of expenditures over the terms of such leases. We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to us. Our ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as our business performance.

Our policy will be not to issue common stock < $2.50 per share. If we cannot attract investment capital on favorable terms, we will evaluate other potential sources of financing that may include:

(1) early exercise of warrants by shareholders;

(2) sales of royalties on Macho Silver, REE or non-REE elements as may be subsequently documented;

(3) sale of the Macho Silver property;

(4) JV or sale of the “Contact Zone” enriched in beryllium and uranium that was the earlier subject of Cyprus Minerals 1988 historical definitive feasibility study; and

(5) based on our experience in operating "narrow vein" deposits, possible participation in other mining ventures as operators for or partners with other investors or companies.

During the twelve months ended August 31, 2012, Class A Warrants to purchase 1,293,749 shares of our common stock and Class B warrants to purchase 650,000 shares of our common stock were exercised, resulting in $646,874 of proceeds being raised by the Company for the Class A warrants and $456,250 of proceeds being raised by the Company for the Class B Warrants.  Total proceeds to the Company for the issuance of 1,943,749 shares of our common stock as a result of the Class A and Class B Warrants exercise was $1,103,124.  The remaining outstanding warrants expired on December 31, 2011.

During the twelve month period ending August 31, 2012, we invested an approximate net amount of $200,000 in mineral properties, including the purchase of land in the surrounding area of Round Top totaling approximately $200,000.  During the twelve months ending August 31, 2012, we pursued a small claim in Idaho for a total amount of approximately $90,000.  Later during the year ended August 31, 2012, management decided to abandon the pursuit of this small claim.  As a result, the accumulated costs and subsequent expense to the income statement was approximately $90,000.

During the twelve months ended August 31, 2012, we purchased furniture, equipment and mining software totaling approximately $68,500 and approximately $97,000 for 5 vehicles for our Round Top Project.  Also during the twelve months ended, we disposed of 3 of these vehicles with an approximate book value of $40,000.

Results of Operations

Fiscal Years ended August 31, 2012 and 2011

General & Revenue

We had no operating revenues during the fiscal years ended August 31, 2012 and 2011.  We are not currently profitable.  As a result of ongoing operating losses, we had an accumulated deficit of approximately $22,817,000 as of August 31, 2012.

Operating expenses and resulting losses from Operations.

We incurred exploration costs for the fiscal years ended August 31, 2012 and 2011, in the amount of approximately $7,633,000 and $1,292,000, respectively.  The increase in expenditures for the twelve months ended August 31, 2012 over the twelve months ended August 31, 2011, was primarily due to increased drilling and related geological consulting fees as we intensified exploration in order to publish our PEA of our Round Top Project.  Also included in the current year’s expenses is approximately $462,000 of stock compensation amortization for one of our executive officers. The expenditures for the fiscal year ended 2011 were primarily for surveys, drilling and related geological consulting fees for our Round Top Project.

Our general and administrative expenses for the twelve months ended August 31, 2012 were approximately $6,755,000.  This amount included non-cash expenses of approximately $2,103,000 of stock compensation amortization for two of our executive officers and one employee and a one-time charge of approximately $604,000 for 400,000 options granted to four of our Directors as continuing compensation for their service on the board, and a one-time charge of approximately $152,000 to four of our Directors as initial compensation for the acceptance of Board positions.  The remaining expenditures totaling approximately $3,896,000 were primarily for legal, accounting & professional fees, investor relations, payroll and related taxes and benefits, occupancy costs, information technology, travel and other general and administrative expenses necessary for our operations.

Our general and administrative expenses for the fiscal years ended August 31, 2011 were approximately $5,755,000.  This amount included non-cash expenses of approximately $1,181,000 of stock compensation for Public Relations services, approximately $2,500,000 of stock compensation to members of our Board of Directors and approximately $880,000 of stock compensation to three of our executive officers.  The remaining expenditures totaling approximately $1,194,000 were primarily for investor relations, professional fees associated with the audits of our financial statements, payroll and related taxes and benefits, legal fees and other general and administrative expenses necessary for our operations.

We had losses from operations for the fiscal years ended August 31, 2012 and 2011 totaling approximately $14,388,000 and $7,047,000, respectively and net losses for the fiscal years ended August 31, 2012 and 2011 totaling approximately $14,375,000 and $7,020,000, respectively.  We earned interest and other income in the net amount of approximately $13,000 and $26,000 for the fiscal year ended August 2012 and 2011, respectively.

Contractual Commitments

September 2011 Lease

On September 2, 2011, we entered into a new nineteen year mining lease with the Texas General Land Office covering Sections 7 and 18 of Township 7, Block 71 and Section 12 of Block 72, covering approximately 860 acres at Round Top Mountain in Hudspeth County, Texas.  The mining lease issued by the Texas General Land Office gives us the right to explore, produce, develop, mine, extract, mill, remove, and market beryllium, uranium, rare earth elements, all other base and precious metals, industrial minerals and construction materials and all other minerals excluding oil, gas, coal, lignite, sulfur, salt, and potash.  The term of the lease is nineteen years so long as minerals are produced in paying quantities.

On November 24, 2003, the State of Texas and the Southwest Range and Wildlife Foundation (the “Foundation”) entered into an agreement whereby certain restrictions were placed on mining operations on property under surface lease between the State of Texas and the Foundation.  On March 29, 2012, we entered into an amendment with the State of Texas whereby all restrictions were removed between the State of Texas and the Foundation except for the restriction that the Company agrees that in developing the leased minerals there will be no hunting on the property under our lease with the State of Texas.

Under the lease, we will pay the State of Texas a lease bonus of $142,518, $44,718 of which was paid upon the execution of the lease and $97,800 which will be due when we submit a supplemental plan of operations to conduct mining.  Upon the sale of minerals removed from Round Top, we will pay the State of Texas a $500,000 minimum advance royalty.

Thereafter, we will pay the State of Texas a production royalty equal to eight percent (8%) of gross revenue, less all operating costs with the exception of mining and primary crushing costs, derived from uranium and other fissionable materials removed and sold from Round Top and six and one quarter percent (6 ¼%) of gross revenue, less all operating costs with the exception of mining and primary crushing costs, derived from all other minerals removed and sold from Round Top.

We paid a delay rental to the State of Texas upon execution of the lease in the amount of $44,718.  Thereafter, assuming production of paying quantities has not been obtained, we may pay additional delay rental fees to extend the term of the lease for successive one (1) year periods pursuant to the following schedule:

	Per Acre Amount	Total Amount
September 2, 2012 – 2014	$50	$44,718
September 2, 2015 – 2019	$75	$67,077
September 2, 2020 – 2024	$150	$134,155
September 2, 2025 – 2029	$200	$178,873

November 2011 Lease

On November 1, 2011, we entered into a mining lease with the State of Texas covering approximately 90 acres of land that we purchased in September 2011 near our Round Top site.  The deed was recorded with Hudspeth County on September 16, 2011.

Under the lease, we paid the State of Texas a lease bonus of $20,700 which was paid upon the execution of the lease.  Upon the sale of minerals removed from Round Top, we will pay the State of Texas a $50,000 minimum advance royalty.  Thereafter, we will pay the State of Texas a production royalty equal to eight percent (8%) of gross revenue, less all operating costs with the exception of mining and primary crushing costs, derived from uranium and other fissionable materials removed and sold from Round Top and six and one quarter percent (6 ¼%) of gross revenue, less all operating costs with the exception of mining and primary crushing costs, derived from all other minerals removed and sold from Round Top.

If production of paying quantities of minerals has not been obtained on or before November 1, 2012, we may pay the State of Texas a delay rental to extend the term of the lease in an amount equal to $4,500.  Thereafter, assuming production of paying quantities has not been obtained, we may pay additional delay rental fees to extend the term of the lease for successive one (1) year periods pursuant to the following schedule:

	Per Acre Amount	Total Amount
November 1, 2013 – 2014	$50	$4,500
November 1, 2015 – 2019	$75	$6,750
November 1, 2020 – 2024	$150	$13,500
November 1, 2025 – 2029	$200	$18,000

Other Contractual Commitments

From time to time, we may enter into employee agreements with certain key employees.  We currently have employment agreements with our CEO and CFO.

We currently have leases with landlords for our previous corporate headquarters in Englewood, Colorado, an office warehouse in El Paso, Texas and our new headquarters in Sierra Blanca.  These leases expire on dates from December 2012 through May 2014.

Off-Balance Sheet Arrangements

For the fiscal years ended August 31, 2012 and 2011, we did not have any Off-Balance Sheet Arrangements.

Recently Issued Accounting Pronouncements

Fair value of Financial Instruments - The Company will be required to adopt ASC topic 820, “Fair Value Measurements and Disclosures” (ASC 820), formerly SFAS No. 157 “Fair Value Measurements,” effective September 1, 2009. ASC 820 defines “fair value” as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Management does not expect there to be any impact relating to the adoption of ASC 820 to our financial statements.

ASC 820 also describes three levels of inputs that may be used to measure fair value:
•	Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.
•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3: Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Financial instruments consist principally of cash, prepaid expenses, accounts payable, and accrued liabilities. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

Accounting Standards Codification - In June 2009, the FASB issued ASC 105 Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles . The FASB Accounting Standards Codification (the “Codification”) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”). All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws, however, will continue to be the source of authoritative generally accepted accounting principles for SEC registrants. Effective September 1, 2009, all references made to GAAP in our financial statements will include references to the new Codification. The Codification does not change or alter existing GAAP and, therefore, will not have an impact on our financial position, results of operations or cash flows.

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position, or cash flow.

Critical Accounting Estimates

Management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. Preparation of financial statements requires management to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and the related disclosures of contingencies. Management bases its estimates on various assumptions and historical experience, which are believed to be reasonable; however, due to the inherent nature of estimates, actual results may differ significantly due to changed conditions or assumptions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are fairly presented in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Management believes that the following critical accounting estimates and judgments have a significant impact on our financial statements; Valuation of options granted to Directors and Officers using the Black-Scholes model, and fair value of mineral properties. The accounting policies are described in greater detail in Note 2 to our audited annual financial statements for the fiscal year ended August 31, 2012.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LBB & ASSOCIATES LTD., LLP
10260 Westheimer Road, Suite 310
Houston, TX 77042
Phone: (713) 800-4343 Fax: (713) 456-2408

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Texas Rare Earth Resources Corp
Sierra Blanca, Texas

We have audited the accompanying balance sheets of Texas Rare Earth Resources Corp (the “Company”) as of August 31, 2012 and 2011, and the related statements of operations, cash flows, and shareholders' equity for each of the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Rare Earth Resources Corp. as of August 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/S/ LBB & ASSOCIATES LTD., LLP
LBB & Associates Ltd., LLP

Houston, Texas
November 1, 2012

Texas Rare Earth Resources Corp.
BALANCE SHEETS

	August 31, 2012	August 31, 2011

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$6,517,935	$16,886,066
Prepaid expenses and other current assets	74,149	37,579
Total current assets	6,592,084	16,923,645

Property and equipment, net	250,909	217,519
Mineral properties	343,434	143,356
Deposits	102,840	16,525

TOTAL ASSETS	$7,289,267	$17,301,045

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$478,430	$579,807
Total current liabilities and total liabilities	478,430	579,807

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, par value $0.001; 10,000,000 shares authorized, no shares issued and outstanding as of August 31, 2012 and August 31, 2011, respectively	-	-

Common stock, par value $0.01; 100,000,000 shares authorized, 36,550,009 and 34,596,260 shares issued and outstanding as of August 31, 2012 and August 31, 2011, respectively	365,501	345,964
Additional paid-in capital	29,262,684	24,818,022
Accumulated deficit	(22,817,348)	(8,442,748)
Total shareholders' equity	6,810,837	16,721,238

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,289,267	$17,301,045

The accompanying notes are an integral part of these financial statements

TEXAS RARE EARTH RESOURCES CORP.
STATEMENTS OF OPERATIONS

	Year Ended	Year Ended
	August 31,	August 31,
	2012	2011

OPERATING EXPENSES
Exploration costs	$7,633,368	$1,291,570
General and administrative expenses	6,754,706	5,754,983

Total operating expenses	14,388,074	7,046,553

LOSS FROM OPERATIONS	(14,388,074)	(7,046,553)

OTHER INCOME (EXPENSE)
Loss on sale of property and equipment	(14,498)	-
Interest and other income	28,306	27,705
Interest expense	(334)	(1,266)
Total other income (expense)	13,474	26,439

NET LOSS	$(14,374,600)	$(7,020,114)

Net loss per share:
Basic and diluted net loss per share	$(0.40)	$(0.25)

Weighted average shares outstanding:
Basic and diluted	35,964,877	27,869,787

The accompanying notes are an integral part of these financial statements.

TEXAS RARE EARTH RESOURCES CORP.
STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED AUGUST 31, 2012 and 2011
					Additional		Total
	Preferred stock		Common Stock		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance at August 31, 2010	-	-	23,670,260	$236,703	$1,220,391	$(1,422,634)	$34,460
Shares issued for prior year compensation	-	-	361,000	3,610	(3,610)	-	-
Shares issued for cash	-	-	10,340,000	103,401	20,665,536	-	20,768,937
Shares issued for services	-	-	225,000	2,250	1,178,796	-	1,181,046
Common stock options issued to officers and directors	-	-	-	-	3,412,059	-	3,412,059
Cash paid for placement fees	-	-	-	-	(1,655,150)	-	(1,655,150)
Net loss	-	-	-	-	-	(7,020,114)	(7,020,114)
Balance as of August 31, 2011	-	-	34,596,260	345,964	24,818,022	(8,442,748)	16,721,238

Shares issued for services	-	-	10,000	100	19,100	-	19,200
Shares issued for cash	-	-	1,943,749	19,437	1,083,687	-	1,103,124
Options issued to Officers and Directors	-	-	-	-	3,341,875	-	3,341,875
Net loss	-	-	-	-	-	(14,374,600)	(14,374,600)
Balance as of August 31, 2012	-	-	36,550,009	$365,501	$29,262,684	$(22,817,348)	$6,810,837

 The accompanying notes are an integral part of these financial statements.

TEXAS RARE EARTH RESOURCES CORP.
STATEMENTS OF CASH FLOWS

	Year Ended August	Year Ended August
	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(14,374,600)	$(7,020,114)
Adjustment to reconcile net loss to net cash
used in operating activities:
Depreciation expense	84,838	19,996
Loss on sale of property and equipment	14,498	-
Shares issued for services	19,200	1,181,046
Stock based compensation	3,341,875	3,412,059
Changes in current assets and liabilities:
Prepaid expenses and other assets	(122,885)	(54,104)
Accounts payable and accrued expenses	(101,377)	560,582
Net cash used in operating activities	(11,138,451)	(1,900,535)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in mineral properties	(200,078)	(98,817)
Proceeds from sale of property and equipment	25,500	-
Purchase of property and equipment	(158,226)	(210,957)
Net cash used in investing activities	(332,804)	(309,774)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from sale of common stock	-	19,113,787
Repayment of notes payable to related parties	-	(91,846)
Proceeds from exercise of common stock warrants	1,103,124	-
Net cash provided by financing activities	1,103,124	19,021,941
NET CHANGE IN CASH	(10,368,131)	16,811,632
CASH, BEGINNING OF PERIOD	16,886,066	74,434
CASH, END OF PERIOD	$6,517,935	$16,886,066

SUPPLEMENTAL INFORMATION
Interest paid	$334	$18,936
Taxes paid	$-	$-
Non-cash Transactions
Issuance of 131,250 shares of common stock for cash previously received	$-	$1,313
Issuance of 61,000 shares of common stock for services previously recorded	$-	$610
Issuance of 300,000 shares of common stock for director compensation
previously recorded	$-	$3,000

The accompanying notes are an integral part of these financial statements.

TEXAS RARE EARTH RESOURCES CORP.
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2012 AND 2011

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Texas Rare Earth Resources Corp (the “Company”) was incorporated in the State of Nevada in 1970.  In July 2004, our articles of incorporation were amended and restated to increase the authorized capital to 25,000,000 common shares and, in April 2007, we effected a 1 for 2 reverse stock split.  In September 2008, our articles of incorporation were further amended and restated to increase the authorized capital to 100,000,000 common shares with a par value of $0.01 per share and to authorize 10,000,000 preferred shares with a par value of $0.001 per share.  Our fiscal year-end is August 31.

Effective September 1, 2010, we changed our name from “Standard Silver Corporation” to “Texas Rare Earth Resources Corp.”  We are now a mining company engaged in the business of the acquisition and development of mineral properties.  As of the date of this filing, we hold two nineteen year leases, executed in September and November of 2011, to explore and develop a 950 acre rare earths project located in Hudspeth County, Texas known as the Round Top Project and prospecting permits covering an adjacent 9,345 acres.  We also own unpatented mining claims in New Mexico. We are currently not evaluating any additional prospects, and intend to focus primarily on the development of our Round Top rare earth prospect.

On August 24, 2012, we changed our state of incorporation from the State of Nevada to the State of Delaware (the “Reincorporation”) pursuant to a plan of conversion dated August 24, 2012.   The Reincorporation was previously submitted to a vote of, and approved by, our stockholders at a special meeting of the stockholders held on April 25, 2012.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

Our financial records are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred, in accordance with generally accepted accounting principles (“GAAP”) – United States.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.  Cash and cash equivalents consist of demand deposits at commercial banks.  We currently have cash deposits at financial institutions in excess of federally insured limits.

Property and Equipment

Our property and equipment consists primarily of vehicles, furniture and equipment, and are recorded at cost. Expenditures related to acquiring or extending the useful life of our property and equipment are capitalized. Expenditures for repair and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method over an estimated useful life of 3-20 years.

Lease Deposits

From time to time, the Company makes deposits in anticipation of executing leases.  The deposits are capitalized upon execution of the applicable agreements.

Long-lived Assets

The Company reviews the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through operations.  To determine if these costs are in excess of their recoverable amount, periodic evaluation of carrying value of capitalized costs and any related property and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC 360”),  Property, Plant and Equipment.   We have not incurred any impairment losses and, therefore, no impairment is reflected in these financial statements.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, services have been performed, the sales price is fixed or determinable, and collectability is probable. We have yet to generate any revenue.

Mineral Exploration and Development Costs

All exploration expenditures are expensed as incurred. Costs of acquisition and option costs of mineral rights are capitalized upon acquisition. Mine development costs incurred to develop new ore deposits, to expand the capacity of mines, or to develop mine areas substantially in advance of current production are also capitalized once proven and probable reserves exist and the property is determined to be a commercially mineable property. Costs incurred to maintain current production or to maintain assets on a standby

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

basis are charged to operations. If the Company does not continue with exploration after the completion of the feasibility study, the mineral rights will be expensed at that time. Costs of abandoned projects are charged to mining costs including related property and equipment costs. To determine if these costs are in excess of their recoverable amount, periodic evaluation of carrying value of capitalized costs and any related property and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with ASC 360-10-35-15,  Impairment or Disposal of Long-Lived Assets. Exploration costs were approximately $7,633,000 and $1,292,000 for the years ended August 31, 2012 and 2011, respectively.

Share-based Payments

The Company estimates the fair value of share-based compensation using the Black-Scholes valuation model, in accordance with the provisions of ASC 718,  Stock Compensation and ASC 505, Share-Based Payments .  Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of our stock, the risk-free rate, and dividend yield.Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the option holders, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

Stock Option Plan

In September 2008, the Board adopted our 2008 Stock Option Plan (the “2008 Plan”), which was also approved by our shareholders in September 2008.  In May 2011, the Board adopted an amendment to our 2008 Plan (the “Amended 2008 Plan”), which was also approved by our shareholders in August 2011. The Amended 2008 Plan increased the number of shares available for grant from 2,000,000 to up to 5,000,000 shares of our common stock for awards to our officers, directors, employees and consultants.  On February 15, 2012, our stockholders approved an increase of 2,000,000 of shares of common stock available for issuance under the Amended 2008  Plan.  As amended, the Plan provides for 7,000,000 shares of common stock for all awards.  Other provisions of the Amended 2008 Plan remain the same as under our 2008 Plan.  As of August 31, 2012, a total of 3,125,000 shares of our common stock remained available for future grants under the Amended 2008 Plan.

Income Taxes

Income taxes are computed using the asset and liability method, in accordance with ASC 740, Income Taxes.  Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the currently enacted tax rates and laws.  A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with ASC 260, Earnings Per Share, which requires presentation of both basic and diluted earnings per share on the face of the Statements of Operations.  Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period.  Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period, including stock options and warrants using the treasury method.  Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Management believes that these financial statements include all normal and recurring adjustments necessary for a fair presentation under Generally Accepted Accounting Principles.

Fair Value Measurements

We account for assets and liabilities measured at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures .  ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified with Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).The three levels of inputs used to measure fair value are as follows:

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

•	Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.
•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3: Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Our financial instruments consist principally of cash, accounts payable and accrued liabilities.  The carrying amounts of such financial instruments in the accompanying financial statements approximate their fair values due to their relatively short-term nature.  It is management’s opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements , which enhances the usefulness of fair value measurements.  The amended guidance requires both the disaggregation of information in certain existing disclosures, as well as the inclusion of more robust disclosures about valuation techniques and inputs to recurring and nonrecurring fair value measurements.  The amended guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation requirement for the reconciliation disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years.  The Company adopted ASU 2010-06 effective December 31, 2009, and the adoption did not have a significant impact on our financial statements.

Recent Accounting Pronouncements

Pronouncements between August 31, 2012 and the date of this filing are not expected to have a significant impact on our operations, financial position, or cash flow, nor does the Company expect the adoption of recently issued, but not yet effective, accounting pronouncements to have a significant impact on our results of operations, financial position or cash flows.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of office furniture, equipment and vehicles.  The fixed assets are depreciated using the straight-line method over their estimated useful life of 3-20 years.  Our fixed assets consist of the following:

	August 31, 2012	August 31, 2011
Furniture &office equipment	$111,582	$90,959
Vehicles	105,299	68,290
Computers & software	56,176	31,792
Field equipment	73,953	50,451
Total cost basis	347,010	241,492
Less: Accumulated depreciation	(96,101)	(23,973)
Property and equipment, net	$250,909	$217,519

Depreciation expense for the years ending August 31, 2012 and 2011 was $84,838 and $19,996, respectively.

NOTE 4– RELATED PARTY TRANSACTIONS

The Company has historically received periodic cash advances from our officers and relatives of our officers to fund operations.  The advances accrued interest at rates ranging from five percent (5%) to six percent (6%) per annum. In December 2010, the notes payable principal balance of $91,846 plus accrued interest for these advances was paid in full.

NOTE 5 – MINERAL PROPERTIES

September 2011 Lease

On September 2, 2011, we entered into a new mining lease with the Texas General Land Office covering Sections 7 and 18 of Township 7, Block 71 and Section 12 of Block 72, covering approximately 860 acres at Round Top Mountain in Hudspeth County, Texas.  The mining lease issued by the Texas General Land Office gives us the right to explore, produce, develop, mine, extract, mill, remove, and market beryllium, uranium, rare earth elements, all other base and precious metals, industrial minerals and construction materials and all other minerals excluding oil, gas, coal, lignite, sulfur, salt, and potash.  The term of the lease is nineteen years so long as minerals are produced in paying quantities.

Under the lease, we will pay the State of Texas a lease bonus of $197,800, $35,000 of which was paid upon the execution of the lease, $65,000 which was paid in April 2011 when we submitted our initial plan of operations to conduct exploration, and $97,800 which will be due when we submit a supplemental plan of operations to conduct mining.  Upon the sale of minerals removed from Round Top, we will pay the State of Texas a $500,000 minimum advance royalty.

Thereafter, we will pay the State of Texas a production royalty equal to eight percent (8%) of the market value of uranium and other fissionable materials removed and sold from Round Top and six and one quarter percent (6 ¼%) of the market value of all other minerals removed and sold from Round Top.

In August 2011 we paid the State of Texas a delay rental of $44,718.  Thereafter, assuming production of paying quantities has not been obtained, we may pay additional delay rental fees to extend the term of the lease for successive one (1) year periods pursuant to the following schedule:

	Per Acre Amount	Total Amount
August 17, 2013 – 2014	$50	$44,718
August 17, 2015 – 2019	$75	$67,077
August 17, 2020 – 2024	$150	$134,155
August 17, 2025 – 2029	$200	$178,873

November 2011 Lease

On November 1, 2011, we entered into a mining lease with the State of Texas covering 90 acres, more or less, of land that we purchased in September 2011 near our Round Top site.  The deed was recorded with Hudspeth County on September 16, 2011.
Under the lease, we paid the State of Texas a lease bonus of $20,700 which was paid upon the execution of the lease.  Upon the sale of minerals removed from Round Top, we will pay the State of Texas a $50,000 minimum advance royalty.  Thereafter, we will pay the State of Texas a production royalty equal to eight percent (8%) of the market value of uranium and other fissionable materials removed and sold from Round Top and six and one quarter percent (6 ¼%) of the market value of all other minerals sold from Round Top.

If production of paying quantities of minerals has not been obtained on or before November 1, 2012, we may pay the State of Texas a delay rental to extend the term of the lease in an amount equal to $4,500.  Thereafter, assuming production of paying quantities has not been obtained, we may pay additional delay rental fees to extend the term of the lease for successive one (1) year periods pursuant to the following schedule:

NOTE 5 – MINERAL PROPERTIES (Continued)

	Per Acre Amount	Total Amount
November 1, 2013-2014	$50	$4,500
November 1, 2015 – 2019	$75	$6,750
November 1, 2020 – 2024	$150	$13,500
November 1, 2025 – 2029	$200	$18,000

NOTE 6– INCOME TAXES

The following table sets forth a reconciliation of the federal income tax for the year ended August 31, 2012 and 2011:

	2012	2011

Loss before income taxes	$(14,374,600)	$(7,020,114)

Income tax benefit computed at statutory rates	$(4,887,364)	$(2,386,839)
Increase in valuation allowance	3,701,883	1,226,000
Non-deductible stock compensation	1,136,237	1,160,000
Permanent differences, nondeductible expenses	4,771	2,680
Other	44,473	(1,841)
Tax benefit	$-	$-

The tax effects of the temporary differences between reportable financial statement income and taxable income are recognized as a deferred tax asset and liability.  Significant components of the deferred tax assets are set out below along with a valuation allowance to reduce the net deferred tax asset to zero.

In order to comply with generally accepted accounting principles, management has decided to establish a valuation allowance because of the potential that the tax benefits underlying deferred tax asset may not be realized.  Significant components of our deferred tax asset at August 31, 2012 and 2011 are as follows:

Deferred tax assets (liability)	2012	2011
Net operating loss carryfowards	$2,248,448	$952,157
Stock compensation	1,136,237	1,160,000
Assets, exploration cost, depreciation and amortization	2,843,950	414,595
Utilization of net operating loss carryforwards	-	-
Less: valuation allowance	(6,228,635)	(2,526,752)

Net deferred tax assets	$-	$-

As a result of a change in control effective in April 2007, our net operating losses prior to that date may be partially or entirely unavailable, by law, to offset future income and, accordingly, are excluded from the associated deferred tax asset.

The net operating loss carryforward in the approximate amount of $6,613,000 will begin to expire in 2032.  We file income tax returns in the United States and in one state jurisdiction.  With few exceptions, we are no longer subject to United States federal income tax examinations for fiscal years ending before 2008, and is no longer subject to state tax examinations for years before 2007.

NOTE 7– SHAREHOLDERS’ EQUITY

Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, with a par value of $0.01 per share, and 10,000,000 preferred shares with a par value of $0.001 per share.

All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one non-cumulative vote per share in all matters to be voted upon by shareholders.  The shares of common stock have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Holders of the common stock are entitled to equal ratable rights to dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available.  In the event of a liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution  to them after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.

The Company received cash proceeds from the sale of its common stock and the exercise of Class A Warrants and Class B Warrants to purchase common stock during the years ended August 31, 2011 and 2012 as follows:

Description - 2011	Shares of Common Stock Issued	Cash Proceeds Received
2009-2010 Private Placement (issuances occurred in quarter ended November 30, 2010) (1)	1,132,500	$453,000
Exercise of Class A & B Warrants issued in connection with 2009 – 2010 Private Placement (1)	1,236,250	715,938
January 2011 Private Placement (issuance occurred in quarter ended February 28, 2011) (2)	1,600,000	4,000,000
Exercise of options issued in January 2011 Private Placement	6,240,000	15,600,000
Net offering costs	-	(1,655,150)
Total shares of common stock issued and net cash proceeds received from sale of common stock and from the exercise of Warrants during the twelve months(3)	10,208,750	$19,113,788

Description - 2012	Shares of Common Stock Issued	Cash Proceeds Received
Exercise of Class A & B Warrants issued in connection with 2009 – 2010 Private Placement (1)	1,943,749	$1,103,124
Total shares of common stock issued and net cash proceeds received from sale of common stock and from the exercise of Warrants during the twelve months(3)	1,943,749	$1,103,124

(1) See “2009-2010 Private Placement” below.
(2) See “January 2011 Private Placement” below.
(3) Does not include shares of common stock issued for services rendered during the twelve months ended August 31, 2011.  See “Other Equity Issues” below.

2009 – 2010 Private Placement

Between October 2009 and November 2010, we raised cash proceeds of $905,500 through the issuance of 2,263,750 shares of common stock and the issuance of Class A Warrants to purchase 2,263,750 shares of common stock and Class B Warrants to purchase 1,131,875 shares of common stock.  Of the $905,500 cash proceeds raised for this private placement, $452,500 was raised prior to September 1, 2010 and $453,000, representing the sale of 1,132,500 shares of common stock, was raised in September through November 2010. The final closing of this private placement was January 10, 2011.

During the year ended August 31, 2011, we issued 131,250 shares to two investors in connection with our 2009 – 2010 Private Placement that were paid for in a prior period.

During the year ended August 31, 2011, Class A Warrants to purchase 845,000 shares of our common stock and Class B warrants to purchase 391,250 shares of our common stock were exercised, resulting in $422,500 of proceeds being raised by us for the Class A warrants and $293,438 of proceeds being raised by us for the Class B Warrants.  Total proceeds to us as a result of the Class A and Class B Warrant exercise was $715,938.

During the year ended August 31, 2012, Class A Warrants to purchase 1,293,749 shares of our common stock and Class B warrants to purchase 650,000 shares of our common stock were exercised, resulting in $646,874 of proceeds

NOTE 7– SHAREHOLDERS’ EQUITY (Continued)

being raised by us for the Class A warrants and $456,250 of proceeds being raised by us for the Class B Warrants.  Total proceeds to us for the issuance of 1,943,749 shares of our common stock as a result of the Class A and Class B Warrant exercise was $1,103,124.  The remaining outstanding warrants expired on December 31, 2011.

January 2011 Private Placement

Between January and February 2011, we entered into a series of transactions with accredited investors pursuant to which we sold an aggregate of 1,600,000 shares of our common stock and five year warrants to purchase up to 1,600,000 shares of common stock, exercisable at $2.50 per share, for gross proceeds of $4,000,000. We have determined these warrants to have an approximate relative fair value of $944,000. The Company paid cash commissions of $318,000 and issued five year warrants to purchase up to 305,000 shares of its common stock at an exercise price of $2.50 per share in connection with the sale of its securities in the January 2011 Private Placement. We have determined these warrants to have an approximate fair value of $887,000. The Black-Scholes pricing model was used to estimate the fair value of the 1,600,000 and 305,000 warrants issued during the period, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 404%, and an expected life of 5 years.  The Company paid $65,150 in legal fees associated with the issuance of the shares associated with the January 2011 Private Placement.

In May and June 2011, certain investors participating in the January 2011 Private Placement exercised their options to purchase 6,240,000 shares of common stock resulting in gross proceeds to us in the amount of $15,600,000.  These investors were also issued five-year warrants to purchase up to 6,240,000 shares of common stock, exercisable at $2.50 per share.  We have determined these warrants to have an approximate relative fair value of $2,236.000. The Company paid a sales commission of $1,337,150 in cash and issued a five-year warrant to purchase up to 1,192,000 shares of common stock at an exercise price of $2.50 per share in connection with the exercise of these placement warrants. We have determined these warrants to have an approximate fair value of $2,980,000. The Black-Scholes pricing model was used to estimate the fair value of the 6,240,000 and 1,192,000 warrants issued during the period, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 380%, and an expected life of 5 years.

Other Equity Items

On June 27, 2011, our registration statement registering the resale of 8,908,125 shares of its common stock, which consists of (i) 4,738,750 shares of common stock, (ii) an aggregate of 1,336,250 shares of common stock issuable upon exercise of Class A Warrants, (iii) an aggregate of 678,125 shares of common stock issuable upon exercise of Class B Warrants, (iv) an aggregate of 250,000 shares of common stock issuable upon the exercise of options exercisable at $5.00 per share, and (v) 1,905,000 shares of common stock issuable upon the exercise of warrants exercisable at $2.50 per share issued in the January 2011 private placement, was deemed effective by the Securities & Exchange Commission (“SEC”).

In September 2010, we issued 300,000 common shares to a director for compensation recorded in the prior year at a fair value on the date of grant of $249,000.

During the quarter ended November 30, 2010, we issued 61,000 shares of common stock to two external consultants as payment for services performed in a prior period.

In November 2010, we entered into a non-exclusive investment banking agreement with Sunrise Securities Corp. (“Sunrise”) pursuant to which we agreed to pay a sales commission with respect to certain financings effected, or alternative transactions entered into, by the Company through introductions by Sunrise.  We agreed to pay Sunrise a monthly fee of 5,000 shares of restricted common stock beginning in November 2010.  We have issued 50,000 shares totaling $96,150 of expense for the year ended August 31, 2011 related to this fee.

In November 2010, we also entered into a 24 month institutional public relations retainer agreement with Sunrise Financial Group, Inc., (“SFG”), an affiliate of Sunrise, pursuant to which it agreed to issue SFG five-year options to purchase 250,000 shares at $1.60 per share and 250,000 shares at $5.00 per share, with certain demand registration rights.  The Black-Scholes pricing model was used to estimate the fair value of the 500,000 options, assuming a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 425%, and an expected life of 5 years.  We have determined these options to have an approximate fair value of $960,000, which was recognized as an immediate expense during the nine months ended May 31, 2011 in accordance with FASB ASC 505-50-25.

In January 2011, we entered into a finders agreement with Aspenwood Capital (“Aspenwood”) under which Aspenwood would introduce potential investors to us.  We agreed to pay up to a 10% cash fee and to issue a five year warrant to purchase up to 10% of the number of shares sold to investors introduced to us by Aspenwood at an exercise price equal to 100% of the equity purchase price.  The warrant may be exercised on a cashless basis at any time subsequent to August 31, 2011 in the event that we do not

NOTE 7– SHAREHOLDERS’ EQUITY (Continued)

maintain an effective registration statement on file with the SEC.  We  have paid $25,000 under this agreement.

In May 2011, we entered into an agreement with an investor relations firm that we subsequently terminated in July 2011.  In connection with the agreement, the investor relations firm had received $15,575 cash and a warrant to purchase 200,000 shares of our common stock at an exercise price of $3.75 per share vesting over twelve months.  Upon termination of the agreement, the investor relations firm agreed to accept a vested warrant to purchase only 33,334 shares of our common stock at an exercise price of $3.75 per share and no future cash payments. The remaining 166,666 warrants were cancelled in conjunction with the termination of the agreement.  The Black-Scholes pricing model was used to estimate the fair value of the 33,334 options, assuming a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 385%, and an expected life of 90 days.  We have determined these options to have an approximate fair value of $125,000, which was recognized as an immediate expense for the year ended August 31, 2011 in accordance with FASB ASC 505-50-25.

In June 2011, Sunrise Financial Group exercised a warrant to purchase 250,000 shares on a cashless basis resulting in the issuance of 175,000 shares of common stock.

Amended 2008 Stock Option Plan Issuances

In February 2011, we entered into a Director’s agreement with General Gregory Martin pursuant to which we issued to General Martin 5-year options to purchase 60,000 shares of our common stock at $2.50 per share as compensation for serving as a member of our board of directors.  The Black-Scholes pricing model was used to estimate the fair value of the 60,000 options issued during the period to this director, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 421%, and an expected life of 5 years. We have determined these options to have an approximate fair value of $150,000.  General Martin’s award immediately vests on the grant date and were awarded for services as a nonemployee director acting in his role as a member of the board of directors. Therefore, we have recorded the entire amount of this award on the grant date as an immediate expense for the year ended August 31, 2011 in accordance with FASB ASC 718.

In March 2011, we granted to Wm Chris Mathers, our chief financial officer, as a part of his employment arrangement, a five year option to purchase up to 400,000 shares of our common stock at an exercise price of $2.50 per share.  These options vest 1/36 each month provided he is employed by us on the vesting dates.  The Black-Scholes pricing model was used to estimate the fair value of the 400,000 options issued during the period, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 376%, and an expected life of 5 years. We have determined these options to have an approximate fair value of $1,000,000.  Since Mr. Mathers’ award vests over a 36 month period, we are expensing approximately $28,000 monthly for this award over the 36 month vesting period in accordance with FASB ASC 718.

In March 2011, we entered into a Director’s agreement with Graham Karklin pursuant to which we issued to Mr. Karklin a 5-year option to purchase 60,000 shares of our common stock at $2.50 per share as compensation for serving as a member of our board of directors.  The Black-Scholes pricing model was used to estimate the fair value of the 60,000 options issued during the period to this director, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 325%, and an expected life of 5 years. We have determined these options to have an approximate fair value of $150,000.  Mr. Karklin’s award immediately vests on the grant date and were awarded for services as a nonemployee director acting in his role as a member of the board of directors. Therefore, we have recorded the entire amount of this award on the grant date as an immediate expense for the year ended August 31, 2011 in accordance with FASB ASC 718.

In March 2011, we issued Anthony Marchese a 5-year option to purchase 150,000 shares of our common stock at $2.50 per share as compensation for serving as a member of our board of directors.  The Black-Scholes pricing model was used to estimate the fair value of the 150,000 options issued during the period to this director, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 323%, and an expected life of 5 years. We have determined these options to have an approximate fair value of $375,000.  Mr. Marchese’s award immediately vests on the grant date and were awarded for services as a nonemployee director acting in his role as a member of the board of directors. Therefore, we have recorded the entire amount of this award on the grant date as an immediate expense for the year ended August 31, 2011 in accordance with FASB ASC 718.

In April 2011, we issued Cecil Wall a 5-year option to purchase 90,000 shares of our common stock at $4.70 per share as compensation for serving as a member of our board of directors.  The Black-Scholes pricing model was used to estimate the fair value of the 90,000 options issued during the period to this director, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 325%, and an expected life of 5 years. We have determined these options to have an approximate fair value of $423,000.  We have recorded the entire amount of this award on the grant date as an immediate expense for the year ended August 31, 2011 in accordance with FASB ASC 718.

In April 2011, we entered into a Director’s agreement with Jim Graham pursuant to which the Company issued to Mr. Graham a 5-year option to purchase 60,000 shares of our common stock at $4.00 per share as compensation for serving as a member of our board of directors.  The Black-Scholes pricing model was used to estimate the fair value of the 60,000 options issued during the period to this director, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 322%, and an expected life of 5 years. We have determined these options to have an approximate fair value of $240,000.  Mr. Graham’s award immediately vests on the grant date and were awarded for services as a nonemployee director

NOTE 7– SHAREHOLDERS’ EQUITY (Continued)

acting in his role as a member of the board of directors. Therefore, we have recorded the entire amount of this award on the grant date as an immediate expense for the year ended August 31, 2011 in accordance with FASB ASC 718.

In May 2011, we issued Anthony Marchese a 5-year option to purchase 175,000 shares of our common stock at $4.15 per share as compensation for his appointment as non-executive Chairman of the Board.  The Black-Scholes pricing model was used to estimate the fair value of the 175,000 options issued during the period to this director, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 324%, and an expected life of 5 years. We have determined these options to have an approximate fair value of $726,000.  Mr. Marchese’s award immediately vests on the grant date and were awarded for services as a nonemployee director acting in his role as a member of the board of directors. Therefore, we have recorded the entire amount of this award on the grant date as an immediate expense for the year ended August 31, 2011 in accordance with FASB ASC 718.

In May 2011, we granted to K. Marc LeVier, our Chief Executive Officer, as a part of his employment arrangement, a five year option to purchase up to 2,500,000 shares of our common stock at an exercise price of $2.50 per share.  These options vest 1/36 each month provided he is employed by us on the vesting dates.  The Black-Scholes pricing model was used to estimate the fair value of the 2,500,000 options issued during the period, using theassumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 376%, and an expected life of 5 years. We have determined these options to have an approximate fair value of $6,250,000.  Since Mr. LeVier’s award vests over a 36 month period, the Company is expensing approximately $174,000 monthly for this award over the 36 month vesting period in accordance with FASB ASC 718.  Mr. Levier’s options were surrendered in accordance with his separation agreement with the Company.

In July 2011, we issued 3.5 year options to purchase a total of 180,000 shares of our common stock at $2.60 per share as compensation to four independent directors for their service on select committees of the Board.  The Black-Scholes pricing model was used to estimate the fair value of the 180,000 options issued during the period to these directors, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 372%, and an expected life of 3.5 years. We have determined these options to have an approximate fair value of $468,000.  These awards immediately vest on the grant date and were awarded for services as a nonemployee director acting in his role as a member of the board of directors. Therefore, we have recorded the entire amount of this award on the grant date as an immediate expense for the year ended August 31, 2011 in accordance with FASB ASC 718.

On August 19, 2011, the Company granted to Anthony Garcia, its Senior Vice-President of Development, as a part of his employment arrangement, a five year option to purchase up to 750,000 shares of our common stock at an exercise price of $1.85 per share.  These options vest 1/36 each month provided he is employed by the Company on the vesting dates.  The Black-Scholes pricing model was used to estimate the fair value of the 750,000 options issued during the period, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 361%, and an expected life of 5 years. We have determined these options to have an approximate fair value of $1,387,000.  Since Mr. Garcia’s award vests over a 36 month period, the Company is expensing approximately $38,500 monthly, beginning in September 2011, for this award over the 36 month vesting period in accordance with FASB ASC 718. Mr. Garcia’s options were surrendered in accordance with his separation agreement with the Company.

On November 1, 2011, the Company granted to Nadine Wakely, its Director of Investor Relations a five year option to purchase up to 50,000 shares of our common stock at an exercise price of $1.81 per share.  These options vest 1/24 each month provided she is employed by the Company on the vesting dates.  The Black-Scholes pricing model was used to estimate the fair value of the 50,000 options issued during the period, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 353%, and an expected life of 5 years. We have determined these options to have an approximate fair value of $90,000.  Since Ms. Wakely’s award vests over a 24 month period, the Company is expensing approximately $3,800 monthly, beginning in November 2011, for this award over the 24 month vesting period in accordance with FASB ASC 718. The Company expensed approximately $34,666 as compensation expense for the twelve months ended August 31, 2012 for these options. Ms. Wakely’s options were surrendered in accordance with her separation agreement with the Company.

On December 30, 2011, the Company granted to four members of the Board of Directors, a ten year option to purchase up to 100,000 shares of common stock each at an exercise price of $1.51 per share.  The Black-Scholes pricing model was used to estimate the fair value of the 400,000 options issued during the period to these directors, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 348%, and an expected life of 10 years. We have determined these options to have a total approximate fair value of $604,000.  The Directors’ awards immediately vested on the grant date and were awarded for services as a nonemployee director acting in their role as a member of the board of directors. Therefore, we have recorded the entire amount of this award on the grant date as an immediate expense for the year ending August 31, 2012 in accordance with FASB ASC 718.

NOTE 7– SHAREHOLDERS’ EQUITY (Continued)

In August of 2012, the Company granted to four new members of the Board of Directors, a ten year option to purchase up to 100,000 shares of common stock each at an exercise price of $1.00 per share.  The Black-Scholes pricing model was used to estimate the fair value of the 400,000 options issued during the period to these directors, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 333%, and an expected life of 10 years. We have determined these options to have a total approximate fair value of $152,000.  The Directors’ awards immediately vested on the grant date and were awarded for services as a nonemployee director acting in their role as a member of the board of directors. Therefore, we have recorded the entire amount of this award on the grant date as an immediate expense for the year ending  August 31, 2012 in accordance with FASB ASC 718.

In August 2012, the Company granted to John Tumazos, its Chairman of the Board of Directors, two five year options to purchase up to 1,000,000 and 900,000 shares of our common stock, at an exercise price of $0.50 and $1.00 per share, respectively.  These options vest 1/36 each month provided he remains as Chairman of the Board of Directors on the vesting dates.  The Black-Scholes pricing model was used to estimate the fair value of the 1,000,000 and 900,000 options issued during the period, using the assumptions of a risk free interest rate of 1.1%, dividend yield of 0%, volatility of 333%, and an expected life of 5 years. We have determined these options to have an approximate fair value of $380,000 and $342,000, respectively.  Since Mr. Tumazos’ award vests over a 36 month period, the Company is expensing a total of approximately $20,052 monthly, beginning in August 2012, for this award over the 36 month vesting period in accordance with FASB ASC 718.

As of August 31, 2012, the Company had 3,875,000 common stock options outstanding.

Warrants

The fair value of the warrants issued with our 2009 – 2010 Private Placement was estimated at the date of issue using the Black-Scholes valuation model, and the relative fair value of the Class A Warrants, Class B Warrants, and shares of common stock issued during the twelve months ended August 31, 2010 as part of the units was $0.82, $0.84, and $0.85, respectively.  The Company included the relative fair value of the warrants of $269,978 as additional paid-in capital (“APIC”).

No warrants from the 2009 – 2010 Private Placement were outstanding as of August 31, 2012.

The fair value of the 1,600,000 warrants issued in January 2011 with our 2011 Private Placement was estimated at the date of issue using the Black-Scholes valuation model. The Company included the relative fair value of the warrants of $944,000 as APIC.

The assumptions used are as follows:

August 31, 2011
Expected dividend yield	0%
Risk-free interest rate	1.1%
Expected volatility	404%
Expected warrant life (in years)	5.00

NOTE 7– SHAREHOLDERS’ EQUITY (Continued)

The following January 2011 Warrants are outstanding as of August 31, 2012:

Expiry Date	Exercise Price	August 31, 2012
January 31, 2016	$2.50	1,600,000

The fair value of the 6,240,000 Option Warrants issued in May and June with our 2011 Private Placement was estimated at the date of issue using the Black-Scholes valuation model. The Company recorded the relative fair value of the warrants of $2,236,000 as Additional Paid In Capital.

The assumptions used are as follows:

August 31, 2011
Expected dividend yield	0%
Risk-free interest rate	1.1%
Expected volatility	380%
Expected warrant life (in years)	5.00

The following January 2011 Option Warrants are outstanding as of August 31, 2012:

Expiry Date	Exercise Price	August 31, 2012
June 30, 2016	$2.50	6,240,000

As of August 31, 2012, the Company had 9,620,334 common stock warrants outstanding.

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 10-K for the fiscal year ended August 31, 2012, an evaluation was carried out under the supervision of and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of August 31, 2012. In making this assessment, our management used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that, as of August 31, 2012, our internal controls over financial reporting were effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002, as amended, which provides that issuers that are not an “accelerated filer” or “large accelerated filer” are exempt from the requirement to provide an auditor attestation report.

Changes to Internal Control over Financial Reporting

There have not been changes in our internal control over financial reporting during the year ended August 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.  OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be included under the section entitled “Information on the Board of Directors and Executive Officers” in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with the 2011 annual meeting of shareholders (the “Proxy Statement”), which information is incorporated by reference to this Annual Report on Form 10-K.

Our Code of Business and Ethical Conduct can be found on our internet website located at www.trer.com under the heading "Corporate". Any stockholder may request a printed copy of such materials by submitting a written request to our Corporate Secretary. If the Company amends the Code of Business and Ethical Conduct or grants a waiver, including an implicit waiver, from the Code of Business and Ethical Conduct, the Company will disclose the information on its internet website. The waiver information will remain on the website for at least twelve months after the initial disclosure of such waiver.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included under the section entitled “Executive Compensation” in the Proxy Statement to be filed with the SEC pursuant to Regulation 14A, which information is incorporated by reference to this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included under the section entitled “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement to be filed with the SEC pursuant to Regulation 14A, which information is incorporated by reference to this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included under the section entitled “Certain Relationships and Related Transactions” and “Corporate Governance Matters” in the Proxy Statement to be filed with the SEC pursuant to Regulation 14A, which information is incorporated by reference to this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be included under the section entitled “Principal Accountant Fees and Services” in the Proxy Statement to be filed with the SEC pursuant to Regulation 14A, which information is incorporated by reference to this Annual Report on Form 10-K.

PART IV

ITEM 15.  EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES

Documents filed as part of this Annual Report on Form 10-K or incorporated by reference:

(1)	The consolidated financial statements are listed on the “Index to Financial Statements” in Item 8.

(2)	Financial Statement Schedules (omitted because the Company is a smaller reporting issuer).

The following exhibits are attached hereto or are incorporated by reference:

Exhibit No.	Description

2.1	Plan of Conversion, dated August 24, 2012, incorporated by reference to Exhibit 2.1 of our Form 8-K filed with the SEC on August 29, 2012.
3.1	Delaware Certificate of Conversion, incorporated by reference to Exhibit 3.1 of our Form 8-K filed with the SEC on August 29, 2012.
3.2	Delaware Certificate of Incorporation, incorporated by reference to Exhibit 3.2 of our Form 8-K filed with the SEC on August 29, 2012.
3.3	Delaware Bylaws, incorporated by reference to Exhibit 3.3 of our Form 8-K filed with the SEC on August 29, 2012.
4.1	Form of Common Stock Certificate, incorporated by reference to Exhibit 4.1 of our Form 10-K for the period ended August 31, 2009 filed with the SEC on February 8, 2011.
10.1	Amended and Restated 2008 Stock Option Plan, incorporated by reference to Exhibit 10.1 of our Form 10-Q for the period ended May 31, 2011 filed with the SEC on July 15, 2011.
10.2	Lease, incorporated by reference to Exhibit 10.2 of our Form 10-K for the period ended August 31, 2009 filed with the SEC on February 8, 2011.
10.3	Form of Class A Warrant, incorporated by reference to Exhibit 10.3 of our Form 10-K for the period ended August 31, 2009 filed with the SEC on February 8, 2011.
10.4	Form of Class B Warrant, incorporated by reference to Exhibit 10.4 of our Form 10-K for the period ended August 31, 2009 filed with the SEC on February 8, 2011.
10.5	Form of Registration Rights Agreement, incorporated by reference to Exhibit 10.5 of our Form 10-K for the period ended August 31, 2009 filed with the SEC on February 8, 2011.
10.6
Director’s Agreement by and between the Company and Anthony Marchese, incorporated by reference to Exhibit 10.6 of our Form 10-K for the period ended August 31, 2009 filed with the SEC on February 8, 2011.

10.7	Form of Subscription Agreement for January 2011 Investment, incorporated by reference to Exhibit 10.7 of our Form 10-K for the period ended August 31, 2009 filed with the SEC on February 8, 2011.
10.8	Form of Warrant for January 2011 Investment, incorporated by reference to Exhibit 10.8 of our Form 10-K for the period ended August 31, 2009 filed with the SEC on February 8, 2011.
10.9
Form of Registration Rights Agreement for January 2011 Investment, incorporated by reference to Exhibit 10.9 of our Form 10-K for the period ended August 31, 2009 filed with the SEC on February 8, 2011.

10.10	Shareholders’ Agreement, incorporated by reference to Exhibit 10.10 of our Form 10-K for the period ended August 31, 2009 filed with the SEC on February 8, 2011.
10.11	Director’s Agreement by and between the Company and General Gregory Martin, incorporated by reference to Exhibit 10.1 of our Form 8-K filed with the SEC on February 23, 2011.
10.12
Director’s Agreement by and between the Company and Graham A. Karklin incorporated by reference to Exhibit 10.12 of our Amendment No. 2 to its Registration Statement on Form S-1 (333-172116) filed with the SEC on May 25, 2011.

10.13
Investment Banking Agreement by and between the Company and Sunrise Securities Corp. incorporated by reference to Exhibit 10.13 of our Amendment No. 2 to its Registration Statement on Form S-1 (333-172116) filed with the SEC on May 25, 2011.

10.14
Finders Agreement by and between the Company and Aspenwood Capital incorporated by reference to Exhibit 10.14 of our Amendment No. 2 to its Registration Statement on Form S-1 (333-172116) filed with the SEC on May 25, 2011

10.15
Institutional Public Relations Retainer Agreement by and between the Company and Sunrise Financial Group, Inc. incorporated by reference to Exhibit 10.15 of our Amendment No. 2 to its Registration Statement on Form S-1 (333-172116) filed with the SEC on May 25, 2011

10.16	Summary of Dan Gorski Employment Arrangement incorporated by reference to Exhibit 10.16 of our Amendment No. 2 to its Registration Statement on Form S-1 (333-172116) filed with the SEC on May 25, 2011
10.17
Summary of Wm. Chris Mathers Employment Arrangement incorporated by reference to Exhibit 10.17 of our Amendment No. 2 to its Registration Statement on Form S-1 (333-172116) filed with the SEC on May 25, 2011

10.18
Summary of Stanley Korzeb Employment Arrangement incorporated by reference to Exhibit 10.18 of our Amendment No. 2 to its Registration Statement on Form S-1 (333-172116) filed with the SEC on May 25, 2011

10.19	Employment Agreement by and between the Company and Marc LeVier, incorporated by reference to Exhibit 10.1 of our Form 8-K filed with the SEC on May 9, 2011.
10.20	Director’s Agreement by and between the Company and Jim Graham, incorporated by reference to Exhibit 10.2 of our Form 8-K filed with the SEC on May 9, 2011.
10.21	Option Agreement for Wm. Chris Mathers incorporated by reference to Exhibit 10.21 of our Amendment No. 2 to its Registration Statement on Form S-1 (333-172116) filed with the SEC on May 25, 2011.
10.22	Form of Directors Option Agreement incorporated by reference to Exhibit 10.22 of our Amendment No. 2 to its Registration Statement on Form S-1 (333-172116) filed with the SEC on May 25, 2011.
10.23	Form of Registration Rights Agreement for May/June option exercises, incorporated by reference to Exhibit 10.12 of our Form 10-Q for the period ended May 31, 2011 filed with the SEC on July 15, 2011.
10.24	Denver Colorado Facilities Lease, incorporated by reference to Exhibit 10.13 of our Form 10-Q for the period ended May 31, 2011 filed with the SEC on July 15, 2011.
10.25(1)	Employment Agreement between the Company and Anthony Garcia date August 11, 2011
10.26	Director Appointment Agreement dated February 2, 2012, incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the SEC on February 6, 2012
10.27	Separation Agreement and Release between the Company and Marc LeVier incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on July 24, 2012
10.28(1)	Severance, Waiver and Release Agreement between the Company and Anthony Garcia dated September 14, 2012
10.29(1)	Supplemental Agreement between the Company and Christopher Mathers dated September 26, 2012
31.1(1)	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Exchange Act.
31.2(1)	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Exchange Act.
32.1(1)	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2(1)	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS(2) (3)	XBRL Instance Document
101.SCH(2) (3)	XBRL Taxonomy Extension — Schema
101.CAL(2) (3)	XBRL Taxonomy Extension — Calculations
101.DEF(2) (3)	XBRL Taxonomy Extension — Definitions
101.LAB(2) (3)	XBRL Taxonomy Extension — Labels
101.PRE(2) (3)	XBRL Taxonomy Extension — Presentations

(1)	Filed herewith

(2)
Submitted Electronically Herewith. Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss) for the year ended August 31, 2012 and 2011, (ii) Consolidated Balance Sheets at August 31, 2012 and 2011, (iii) Consolidated Statements of Cash Flows for the year ended August 31, 2012 and 2011, and (iv) Notes to Consolidated Financial Statements

(3)
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended or Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEXAS RARE EARTH RESOURCES CORP.

/s/ Daniel E Gorski
Daniel E Gorski, duly authorized officer
and Principal Executive Officer

DATED:  November 15, 2012

/s/ Wm. Chris Mathers
Wm. Chris Mathers, Principal Financial and Accounting Officer

DATED:  November 15, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Daniel E Gorski Daniel E Gorski	Chief Executive Officer, Principal Executive Officer and Director	November 15, 2012

/s/ Wm. Chris Mathers Wm. Chris Mathers	Chief Financial Officer and Principal Financial and Accounting Officer	November 15, 2012

/s/ John Tumazos John Tumazos	Chairman of the Board	November 15, 2012

/s/ Anthony Marchese Anthony Marchese	Director	November 15, 2012

/s/ Cecil C Wall Cecil C Wall	Director	November 15, 2012

/s/ Philip Goodell Philip Goodell	Director	November 15, 2012

/s/ Nicholas Pingitore Nicholas Pingitore	Director	November 15, 2012

/s/ James R Wolfe James R Wolfe	Director	November 15, 2012

SHAREHOLDER AND CORPORATE INFORMATION

Stock Exchange Listing	Website: www.stctransfer.com
OTCQB: TRER	Investor Relations
Investors, stockbrokers, security analysts and others seeking information about the Company should contact:
John Tumazos
2012 Annual Meeting	Director, Investor Relations
The 2012 Annual Meeting of Shareholders will be held on Friday, February 15, 2012 at 10:00 AM Mountain Time, at the	Phone: (732) 444-1083 Email: john@veryindependentresearch.com
Wyndham El Paso Airport Hotel
2027 Airway Boulevard
El Paso, Texas 79925	Independent Registered Public Accounting Firm
LBB & Associates Ltd, LLP Houston, Texas

Transfer Agent and Registrar
For services such as change of address, replacement of lost certificates, changes in registered ownership, or for inquiries about your account, contact:	Corporate Counsel Dorsey & Whitney LLP Denver, Colorado
Securities Transfer Corporation
2591 Dallas Parkway Suite 102	Additional information about the Company
Frisco, Texas 75034	is available on its website at: http://trer.com
Phone: 469-633-0101
Fax: 469-633-0088

ADDITIONAL INFORMATIONThe Company’s 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission is fully reproduced in this Annual Report to Shareholders. You may obtain additional copies of the Annual Report on Form 10-K, including the financial statements and schedules but without exhibits, by writing to the Company at 539 West El Paso Street, Sierra Blanca, Texas 79851 or by email at jmay@trer.com.    The  Company  will  provide  these  documents  free  of  charge  to  shareholders  of  the Company.  If requested, the Company will provide copies of the exhibits for a reasonable fee.  The Company may require the payment of a reasonable charge from any person or corporation who is not a shareholder of the Company and who requests a copy of any such documents. Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most   recently completed financial   year.  Additional   information   relating to the Company is   available electronically on EDGAR at  www.sec.gov/edgar.shtml..

trer.com

Texas Rare Earth Resources Corp.
539 West El Paso Street
Sierra Blanca, Texas 79851
915-369-2133